Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following is a transcript from an investor teleconference held on December 8, 2015

Transcript

CP Addresses the Financial Community

December 8, 2015

Participants:

E. Hunter Harrison, CEO Canadian Pacific

Keith Creel, President & COO Canadian Pacific

Mark Erceg, EVP & CFO Canadian Pacific

Paul Guthrie, Special Counsel to the CEO

James Clements, VP Strategic Planning & Transportation Services

William Ackman, Pershing Square

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Sharon and I will be your conference operator today. At this time, I would like to welcome everyone to Canadian Pacific’s Conference Call today. The slides accompanying today’s call are available at www.cpr.ca. All lines have been placed on mute to prevent background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions]

I would now like to introduce Nadeem Velani, VP Investor Relations to begin the conference.

Nadeem Velani

Thank you, Sharon. Good morning and thanks for joining us. I’m proud to have with me here today Hunter Harrison, our Chief Executive Officer; Andrew Reardon, Chairman of CP’s Board; Mark Erceg, our Executive Vice President and Chief Financial Officer; Paul Guthrie, Special Counsel to the CEO; Keith Creel, President and Chief Operating Officer; James Clements, Vice President-Strategic Planning and Transportation Services; and joining us today, Bill Ackman, member of Canadian Pacific’s Board and Pershing Square Capital Management Founder.

Before we begin, I want to remind you this presentation contains non-GAAP measures outlined on slide four. The formal remarks will be followed by Q&A. In the interest of time, we would appreciate if you limit your questions to two.

It is now my pleasure to introduce our CEO, Hunter Harrison.

E. Hunter Harrison

Thank you, Nadeem, and good morning to everyone. Thanks so much for joining us. My job today is to facilitate and try to provide some clarity to this whole issue now that we’re faced with. I’ve gotten a lot of questions from the audience here about why now why we’re trying to do this transaction.

And let me just give you a little bit of background. We came out of the – we and the rail industry came out of 2014 with some substantial amount of criticism about the lack of infrastructure in being able to handle traffic throughout North America. And we addressed those concerns very seriously and we took a look at enhancing infrastructure and doing some things differently. And we found that we were met with oppositions from local communities with kind of a not in my backyard mentality.

So, we are faced with an issue that we’re a common carrier. We don’t have a choice about hauling these goods. At the same time, we have communities that would prefer not to see infrastructure added into their backyard. And at the same time, people are opposing consolidations or merger actions. So, the question we’ve got is what do we do? What do we do in the future? What do we do in the East? What do we do with additional growth if that infrastructure cannot be added? So, as we went through those issues, one of the things that quickly came up was potential consolidations, where we believe and we’ve talked a lot publicly that, that we think we can, without adding infrastructure, add capacity to do, particularly, the infrastructure east of the Pacific Railroad.

Now, we engaged in very brief conversations with the CSX for only, really, one day and that was kind of blown out of proportion. And then, we were getting requests from the shareholder community saying, your numbers have been pretty compelling. Looks like she’s done an excellent job. Why will you not take those tight numbers and marry up with the Eastern Road, for example, and create even greater synergies to solve some these issues.

And so, we started down that road to explore those opportunities. And now, we’ve come to this point where we’ve had one meeting with our friends at Norfolk Southern, that was Mr. Squires and I face-to-face. We have tried to engage in one of our top priorities is just to get the Norfolk Southern to sit down and engage in a dialogue with us. And we see no downside there.

So, what we’re going to try to do today is go through several important buckets. We’re going to talk about the trust structure, and Paul Guthrie is going to speak to that. James Clements is going to talk more about the regulatory environment and some of what we think are rather unique ideas to improve some of the competitive landscape, once again, without adding infrastructure.

Mark Erceg, relatively new Chief Financial Officer is going to talk more about the latest structure of the deal. And Keith is going to talk about some of the operational issues. And then, finally, Bill Ackman is going to talk to us more from a shareholder perspective and Pershing Square is experienced in the past.

Let me just take one minute to clarify a couple of issues that are kind of a little [indiscernible] (05:57) to me. I’ve been involved in several of these transactions and it’s been referenced that – and as to the potential CNIC or [ph] KCSIC (06:15), excuse me, merger in the Kansas City which was turned down as a result of the trust and that’s totally untrue. It was not. Kansas City’s sudden change of mind at the latest means the truck structure was now in question.

In the case of the CNIC merger, people have talked about disruption. They’ve talked about all of these things that mergers do. That merger was okayed in advance. They gave away some of their oversight, responsibilities. They are very complementary of the job that the two organizations have done for the shipping public. And just because one [indiscernible] (06:54) implement a merger success, that doesn’t mean another came.

And finally one little piece, one little tidbit I’d bring to your attention is I had a visit with the then CEO of Norfolk Southern back in the mid-2000s when they invited me over to their office car in Augusta, Georgia and at that time, I think it was 2006, brought to my attention that they were very pleased that they were helpful, that they could have a quarterly results that started with a six. Now, that’s effectively 10 years ago, and they’re trying to still get to the point of starting with a six.

So, I think it raises some real issues as we go forward about the potential credibility of what can and cannot be accomplished. So, I’ll have some additional remarks at the end, and we’re going to – we plan to have a Q&A session. And we’re here as long as you want to ask questions.

I think the other group – the call is limited to one hour, and we’re willing to stay here as long as it takes to explain our proposal to the public and mostly importantly to the shareholders because it’s really what this is all about, is creating shareholder value.

So, with that, Mark, let me turn things over to you, so if you can outline the proposal for us.

Mark J. Erceg

Thanks, Hunter. As Hunter just indicated, we remain committed to our strategic vision, which is to create an integrated transcontinental railroad with the scale and the reach necessary to deliver unsurpassed level of safety and service to our customers and our communities, while also increasing competition and creating significant shareholder value for both NS and CP shareholders.

And consistent with that, we have modified our already generous offer in three important ways. First, we’re prepared to dramatically reduce the regulatory risk by agreeing to close the transaction into a voting trust which Paul Guthrie is going to explain to you shortly. Second, we’ve made our offers significantly more attractive financially by agreeing to use a trust structure, and that shareholders will now receive their cash and their stock considerably faster than before.

And just as importantly, we’ve agreed to increase NS’s pro forma ownership from 41% to 47%, allowing NS shareholders to more fully participate in and benefit from the significant value creation we expect to create through this transaction. And finally, we’re prepared to complete our due diligence within three weeks in order to expedite the transaction.

Now, if we put all this together, we get a revised offer of $32.86 in cash and $0.451 shares of stock and a new investment grade company which will trade on both the TFX and the NYSE under an as of yet to be determined new ticker symbol. And so boiling it all down, because NS shareholders will receive cash and stock considerably faster than before, and with much less risk I might add, and because of the increase in pro forma ownership, our revised offer actually represents a 77% premium versus NS’s unaffected stock price of $79.14 a share which provides 30% more value than our previous offer. And probably just for clarity, I should mention that CP shareholders would exchange their shares on a one-for-one basis which would result in 53% pro forma ownership for existing CP shareholders.

And now after a lot of careful study, we believe there’s an enormous amount of value which can be unleashed by combining our two great railroads. Between pre-merger, what we’re calling operational improvements, and what we’re also referring to as post-merger combination synergies, we expect to capture an incremental $1.8 billion, and that’s USD per year. Operational improvements like fuel efficiency, velocity improvements, improved asset utilization, yard and thermal consolidation, and workforce optimization, which we would expect to manage via natural attrition, those will all begin upon trust approval and phase in over four years. And these operational improvements represent over 70% of the value that we’ve identified through our studies.

Now, it’s very important to understand that these operational improvements are not contingent upon final STB approval. And to be clear, we’re not shooting for the moon here. Rather than that pretty much across the board, we’re just looking to move NS up to the industry standards, and we’re very confident that we can do that.

So, just as one example, let’s just take fuel efficiency. Right now, CP uses one gallon from a 1,000 gross ton-miles. Now, in contrast, NS uses 1.28 gallons. That’s obviously an enormous difference by simply bringing NS’s fuel efficiency in line with the Class 1 industry average of 1.12, we can save CAD 100 million per year.

Now, combination synergies from extended reach and longer length of haul, market share gains from improved service and Interline efficiency, those will only become available upon full STB approval. And at which time, they will also phase in over a four-year period.

And then, in addition, to the operational improvements and the combination synergies, we also see an opportunity for meaningful tax efficiencies, which we believe will result in an effective tax rate below 30% for the combined entity. And then, finally, we expect to uncover and monetize redundant or underutilized assets along the way, although we’ve not specifically factored that into our analysis.

Now, beyond the significant value CP-NS combination would create, our offer also gives NS shareholders best of interest in the combined network with better growth prospects than what either one of us would be able to achieve on our own. And I should add a larger, more diversified book of business, which is less dependent on commodities which, as we all know, have been and can be very volatile.

So, for example, thermal coal, that currently represents about 15% of NS’s business, but by contrast, it only represents 1% of CP’s business. So, if we put these two companies together, we’ll both have a more sustainable business and stable business going forward. The last thing I should probably quickly point out is that we plan to combine these two historic companies in a very responsible way by maintaining a strong investment grade balance sheet, leverage when the trust closes is expected to be about four times, which will be BBB at S&P and Baa2 at Moody’s.

And then because of the significant cash flow of the combined entity, we plan to quickly deleverage, and by 2017, we expect our leverage to be 2.8 times which we believe which would support a BBB+ plus or Baa1 equivalent credit rating. And with that, let me turn the call over to Paul Guthrie. Paul is going to explain in detail how a voting trust really works because there’s been a lot of miscommunication on this topic recently.

Paul A. Guthrie

Thank you very much, Mark. Paul Guthrie. I’d like to address both the voting trust and regulatory matters before I turn this over to my colleague, James Clements. As contemplated by the 2001 merger rules. CP will apply for authority to use a voting trust. Under the rule, CP will have to show how the proposed trust would insulate the transaction from unlawful control violation and why use of a voting trust would be in the public interest.

First, let me say that there has been an assumption that CP’s plan would put NS into trust. In fact, CP contemplates that either company could be put into trust, and at this time, we are leaning towards putting CP in trust. It is clear that Hunter Harrison going to NS, as the CEO, is greatly in the public interest. We are confident that his proven track record will result in NS being a better railroad. We expect that approval for voting trust will be forthcoming and anticipate such approval would occur some two to three months after our application. I’d like to turn you to the first of the slides that’s entitled STB criteria for voting trust approval. And I’m going to take you through a few points on that slide.

On the left-hand side, you will see the number one, an insulation from unlawful control violation. An independent trustee would be appointed to oversee either CP or NS while in trust. Whether CP or NS is in trust, Mr. Harrison will be CEO of NS and will sever all economic and other ties with CP including stock and pension rights.

Under the second bucket, consistent with the public interest. The public benefits will result from improved operational efficiency, asset utilization, service, economic efficiency, fuel consumption and competition. If the transaction is ultimately rejected by the STB and either CP or NS must be divested, operational improvements will have materially increased the value of NS benefiting all shareholders. This public interest benefits outweigh any risk that the transaction is not approved.

I’d like now to take you to the first of the time line charts, STB trust approval. All that I would like to say on this chart is on May 2016 or earlier, which you’ll see at the right-hand side of this chart, close into trust and at that time, the shareholders will be provided with shares in the new public company and cash.

The second chart, the STB merger approval time line just sets out the approximate time line for this transaction. I don’t have any further comments on it.

I’d like to turn you to the slide that’s entitled, Voting Trust Precedent. On the left-hand side of this slide, you will see a very pertinent example. This is the CN-IC merger from 1999 and it’s very pertinent of course because it involved Hunter Harrison. Hunter Harrison resigned from IC and joined CN as COO. IC was held in voting trust pending the STB approval.

The operational improvements began upon Mr. Harrison’s arrival. The transaction was approved and the trust is solved. The five year oversight period was shortened due to successful integration. All of this was done any service disruption.

On the right hand side, we set out one of an example of other transactions. This one is G&W and Rail America. This is the latest transaction that involved the voting trust. That was in 2012. As I said, there are other examples of this.

I’d now like to turn you to the slide that deals with the regulatory matters in general. It’s entitled exceeding the public interest standard for mergers. First of all, let me say that a lot is being said and written, so I’m quite recently about the difficulties of overcoming the regulatory standards.

We are confident that the current STB Board will judge our application based on its merits under the proper legal standard. And when they do, they will act favorably on it. So I’d like to take you to left hand box. This is the public interest standard and this is under sustainable and demonstrable gains in important public benefits.

First of all, service and safety improvements. The merger will result in an efficient, reliable, single line service. It will ease Chicago congestion. Under sustainable economic and environmental benefits, it will increase equipment utilization, reduce fuel consumption, streamline facilities, create company through efficiencies, not in new construction and it will reduce highway congestion.

On the right-hand side and my colleague, James Clements will be talking about this in a moment. There will be an enhanced – there’s a necessity to show enhanced competition. This merger will create a stronger railroad better positioned to compete. It will open new competitive opportunities. The proposed access model will introduce meaningful competition.

Let me say in closing that the public interest is a balancing act. The proposed end-to-end CPNS merger does not result in any potential anti-competitive impact nor is there any reason to assume that other carries would feel the need to merge in order to compete. It creates a balanced competitive industry.

Thank you, James.

James Clements

Thanks, Paul. CP is proposing to change the status quo and introduce an innovative approach to pricing and service that will enhance competition for our customers. The first piece is about bottlenecks, and I think it’s important for me to outline what a bottleneck is and what we’re proposing to do. Today, in the industry, if you have a move from A to C on this chart, and there’s a competitive alternative for a portion of the move B to C, this is a situation that results in a bottleneck. The segment from A to B is what is called the bottleneck segment. As a carrier that moves from A to C, CP in this example, we do not have to quote a rate from A to B. We only have to provide the shipper with a rate through to C. They don’t have access to the competitive alternative of B to C. Where we would go with the proposal is we would provide the customer the alternative to see what the option of B to C is by providing them with a rate from A to B, as well as a rate from A to C because that’s what they’d like. They are then free to make their own choice based on the alternatives and the competition that would exist.

We don’t think that this is an onerous option for the shippers or for the railway. In fact, it’s got direct parallels to how we price today in Canada. And we’re also not the only ones that think this will enhance competition. This is what shippers are asking for today in the U.S. regulatory environment. And then to further competition, we are also proposing what we are calling modified terminal access.

In terminal areas, CP would allow another carrier to come onto its railway in order to serve – CP serve shippers when we are not providing service or we’re not providing competitive rates to the customers that we serve in those terminal areas. Again, we don’t see this as an onerous option for us to provide to the shipping community because we are in charge of our fate here. If we do a good job, and we provide service, which is one of our core principles, and we provide competitive rates, then we’re not going to be faced with the other carrier coming across our networks.

The other thing I want to make clear here is this is not open access. We’re not allowing a second railway to just run all over our network and come on service – shipper at one of the points and run across our network wherever they want to take that traffic. It is simply an option where the second carrier can come in at the terminal area, go to that customer and provide that service to them, and take it back to their railways to haul it across their network.

I think this is a compelling competitive alternative, but I’m not the only one. Today, the STB is allowed to grant this as a remedy to shippers if they determine that a railway in our terminal area is providing anti-competitive -ype service or rates. And so , we are just bringing – simply bringing forward and simplifying this remedy that has been contemplated by the STB that’s allowing access for the shipper and options. If we take these two pieces together, both the terminal access and quoting the bottleneck rates, we will provide enhanced options and competition to the shippers across all of our network.

Now, you may have some questions about short lines. And when we look at that, we would also be proposing that we remove the paper barriers for the short lines that we don’t own the track and where the lease line the remedies that I’ve just described in terms of bottleneck pricing and terminal access would be allowed to any of the leased lines on the CP-NS network.

This framework plus the service and reach for the combined network provides competition to all of the shippers in the proposed transaction. And now, I’ll hand it over to Keith.

Keith E. Creel

All right. Thanks, James. I’m going to spend my time and my comments providing color from the operational perspective. To set the record straight. Last week, I listened to Jim’s comments and the NS team’s comments and have reflected on them and thought about them, and it’s apparent to me just simply said with all due respect, NS does not understand the facts of our transformational journey that we started mid-2012 at Canadian Pacific.

NS does not understand the way we run an efficient railway day-to-day, ship-to-ship, week-to-week. In spite of the naysayers back in 2012, it seems like it was yesterday when they all said that we couldn’t. And this team has taken with this operating model this company, this franchise from being an industry laggard to an industry leader. And it’s done day-to-day by implementing a scheduled railroading operating model that focuses on sustainable principles, not cut-to-the-bone principles: providing service, improving the service for our customers, asset utilization, turning assets, sweating assets, making assets use in a very asset-intensive industry more efficient; controlling our cost, not cutting cost to the bone; understanding what your cost should be in controlling and creating a disciplined, so that you progressively and constructively manage those cost.

Developing people. People have the votes, the key asset that make this happen day in and day out in a railway industry, and doing it all safely, respecting the communities we operate in and through respecting our employees, respecting our moral and professional obligation to run the railway safely. If you execute this properly, it creates sustainable profitable results that, yes, produce a very strong operating ratio, and yes, produce a strong cash flow, which as an operating officer excites me with an ability to reinvest back at the physical plant to sustain those results at a long-term basis.

Be it, number one, call for cash protect to safe operation at the railroad. Number two, invest in our physical plant so that we can do things more efficiently, more productively, be it in our terminal, be it on line of road, be it in our yards. And finally, invest to increase our capacity to grow with our customers today and in the future.

These facts speak for theirselves as you can see on the chart that we provided for the industry. Since the turnaround began in 2012, over 2,000 basis-points improvement in the operating ratio. While significantly, significantly increasing our capital spend of over CAD 400 million more annually. Probably what I would suggest reflects the cut-to-the-bone philosophy.

So, now let’s frame it up from a service perspective. CP customers at this railway since 2012 have benefited from increased and improved transit times across every lane that we operate in. So, if you’re a customer that owns your own cars, I would say that matters. And it matters because you don’t need to own the same number of cars today that you would have owned in 2012 before this turnaround began.

Now I want to speak specifically to service-oriented truck-competitive traffic. I believe that’s the exact quote that was used. By definition, to me, better said in the industry, that’s domestic intermodal business. This is another area that we’ve created significant success contrary to the naysayers or the lack of understanding at the NS here on the Canadian Pacific Railway where we’ve revised the service schedule. Back in 2013, we cut a day off of our key domestic routes going from Toronto, to Calgary, to Vancouver, and our customers that have benefited from this has awarded this company and recognized that service improvement with over 20% growth since those operational service improvements and changes were made. But to suggest that we don’t understand sensitive truck-competitive traffic is not just fact-based.

Now let’s talk about Chicago. Hunter mentioned this. How soon we forget. I’m an operating guy that actually lives in Chicago. I’ve lived there almost the last decade of my life. Blood, sweat, and tears for two railroads, not one, trying to manage efficient operations through a very capacity-constrained Chicago terminal. The single largest interchange location in North America is in Chicago. So, for any railroad to suggest that the industry would not benefit, that our customers would not benefit, that their customers would not benefit from rerouting and moving traffic away from that congested gateway, to me, again, is not fact-based, is not substantiated.

If you understand Chicago, Chicago is a place that depends upon the Belt carriers in Chicago. The Belt Railway specifically, as you on the chart, for the lack of a better term, is the heart of Chicago when it comes to operations.

All the major Class 1 railroads interchange traffic in Chicago. All that operate in Chicago interchange in the belt. We’re all very dependent upon the belt. When the belt runs well, Chicago has the chance of running well. But when I say run well, it’s gradual at best. But it suggests that you should, again, take our suggestions that we can improve efficiency and create capacity in Chicago with a grain of salt, as I’ve read by some STB commissioners, to me, again, is reckless. I would suggest to you and those in industry that clearly understand the pains associated with 2014 as that’s set in STB hearings and explains how Chicago worked and explained how this industry for Chicago for the weather was in complete gridlock that affected this entire country, to suggest that an improved Chicago doesn’t serve the public interest again, I think, is unfounded, is not fact-based, and it’s irresponsible.

And I would also suggest in closing before I turn it over to Bill, those current today serving STB commissioners that held those hearings, that took those phone calls, that dealt with concerned shippers when this country was in gridlock, I would suggest they would agree with my reflection on the memories of the impact of better Chicago.

So, with that, I’ll turn it over to Bill for his comments.

William A. Ackman

Thank you, Keith. So, Hunter asked me to give a perspective – the investor perspective on the transaction. And so, I’m going to begin with what I would call a flowchart. If you start on the – if you look at this transaction, there are really two choices. You can stay with the stand-alone plan, and the stand-alone plan, Jim Squires has a goal of getting to a 65 OR in five years. Alternatively, you can pursue a merger with CP. We believe the transaction could be executed, due diligence completed by the end of the year, and then we file an application for trust. If the trust was not approved, again, what we believe to be a very unlikely event, you’re back to square one with Jim Squires. If the trust is approved, Hunter Harrison would immediately join Norfolk Southern railroad and would run the railroad, and start implementing the benefits that we’ve heard about here.

Just thinking about it, touching on what Paul Guthrie had to say, if you put CP in a trust in Northbrook-Southern, it’s outside of the trust. Hunter’s simply leaving Canadian Pacific and joining the Norfolk Southern railroad as a CEO. Hunter is a – other than the employment contract we have with him that ties him up for another 20 months or so, he’s a free agent. He’s free to leave, absent that contract and go take another job, and he would take another job and run another railroad, and that is certainly that the STB really has nothing to play a role in.

With respect to CP staying in trust, well, the good news is that CP is being run extremely well and has been run extremely well by Hunter and by Keith, and I think Keith demonstrated when Hunter had to take an absent earlier in the year when Keith was effectively the new CEO of the company during that period of time. How well this railroad runs with Keith at the helm.

Assuming the trust is approved, that we expect on May 1 closing. On that date, shareholders will receive CAD 32.86 in cash and 0.451 shares of a new company. We’re calling it CP-NS and the Canadian Pacific shareholders would turn in their stock certificates and they would get a share in the new CP-NS on a one-per-one basis. This is an entirely new company. Because Hunt has new management, Hunter’s the CEO. It’s got a new capital structure as part of the transaction. It’s a holding company that owns interest in two railroads. One, Canadian Pacific’s held in trust, one is held outright, and it’s going to have a different business plan going forward. And we believe that company has enormous value, and I’m going to take you to the details on that transaction on the valuation.

About, call it, 18 months later, on December 31, we expect to have an answer from the STB. And at this point, I think it’s difficult to precisely estimate the probability, although, we think it is likely that it gets approved, certainly more likely than not. But let’s assume it’s doesn’t get approved. In that circumstance, the holding company, or CPNS, would have an obligation to distribute either CP or NS to shareholders in a spinoff to separate the two companies. Hunter would continue as CEO of NS. Keith would continue as CEO of Canadian Pacific, and shareholders could choose to retain both either or none of those shares in that circumstance.

All of the operational benefits, however, that Hunter will implement during the period of time while we’re waiting for the merger approval will endure to the benefit of the long-term NS shareholders. The STB approved the transaction, then the merger closes, CPNS becomes one company, and then the management team and the company consolidate, means we get the benefit of synergies.

Turn to the next page. Not only is this a substantially more value-creating transaction, it’s less risky. And the reason why it’s less risky is here we have proven management. And in the case of Jim Squires, Jim is not a proven railroad operating executive, and this is the first time NS has put forth a intermediate or goal in terms of an OR target. They have been stuck in a low 70s OR, it will show you for the last 20 years. And it’s a real leap of faith for people to assume that all of a sudden, beginning a week or so after the CP offer, the company now has a plan to get to a 65 OR.

So, if you want that plan, that’s worth CAD 90 a share according to analysts’ estimates. The stock is trading above that. You should sell your stock in NS. If you want this plan, and what would happen to our plan, there would be a merger enclose of trust. Hunter would become CEO of NS, Keith would run CP, and we follow the path as I described before.

In the event the merger does not close, the non-closing scenario, the stock of CP-NS on the day of closing, the stock certificate you receive we believe will be valued at CAD 125 a share. If the transaction ultimately close, the stock would have been valued at CAD 140 a share.

So, the right way to think about it is it’s worth CAD 125 plus you have some probability of receiving an extra CAD 15 of value depending upon your estimate of the probability of that transaction.

If you go to page 5, I’ll talk briefly about the NS plan, which calls for a 65% OR by 2020. As I made a point before, this is the first time they’ve issued medium or long-term guidance. And you can hear in this analyst’s own words, I quote, “the city analyst Norfolk’s standalone case lacks detail upside, we credit NS for diverging from its tradition of not issuing financial guidance [indiscernible] (36:50) OR and EPS growth targets lacked the necessary detail or upside to convince shareholders that further overtures from CP would be worth ignoring”.

Now, let’s look at the long-term record. Let’s look at the last 10 years that Hunter was referring to. This is a chart of all the Class 1 railroads, all seven. The bright red line is CP from 2006 to the present and the black line is NS. And you note, beginning in 2006, looks like around a 73% operating ratio and today, something north of the 71% ratio it’s bounced around in that corridor. But really, there’s been no progress made in the last 10 years.

Now, if you look at it, on a relative basis, NS was the number two railroad in terms of operating performance for 2006, 2007 and 2008. And then, if you look at it in the last really five years, it’s gone from – it’s in the bottom of the pack and most recently and now is dead last at number seven.

If you – let’s assume for a moment that NS is able to achieve a 65% OR in five years. Let’s look at analysts’ estimates going again back to Citi quote, based on our math, NS’ target for a sub-65% OR in 2020 was largely priced into the valuation prior to CP’s proposal, assuming 4% revenue growth, a 65% 2020 OR and further buyback activity of CAD 750 million to CAD 1 billion annually, we see 2020 EPS of roughly CAD 9, assigning a 14 multiple and a 10% discount rate implies a mid- CAD 80s to mid-CAD 90s valuation in line with the current merger affected stock price and up modestly from the CAD 80 price pre-offer. So, that’s you’re upside case in a stand-alone circumstance.

As we pointed out, the synergies here, the substantial majority of them are created by improving Norfolk Southern Railroad. And those will be achieved regardless as to whether or not the ultimate merger is approved. If you look at the chart at the bottom, CAD 1.260 billion of pre-merger operational improvements that Hunter will implement along with the rest of the NS team. And then layered on to that, the transaction closes, we have additional cost synergies of CAD 270 million. We have some revenue synergies of CAD 225 million and we have annual tax savings begin at CAD 200 million per year. So, the benefits are material the transaction closes. But you still get, call it, two-thirds of the benefits even if the merger does not open if we get approved.

In terms of benefits to the public, those have been outlined quite well by the team. But one of the counterpoints that has been by NS, they state, even if the proposed combination were ultimately to be cleared, would be subject to a wide range of onerous conditions that would reduce the value of the stock consideration that has been proposed.

What’s interesting here is there is no obligation for the company to go forward with the merger. The STB comes back and imposes conditions that are too onerous, that would destroy shareholder value, then the companies will simply separate, a spinoff will take place, the merger will not take place, and you’ll have Keith running CP, Hunter running NS, and shareholders will already have received the CAD 33 per share in cash 18 months prior to that STB denial.

If you look at the next page, this just kind of line up each transaction. So, in the standalone plan, you get CAD 0 upfront. And the fair value of the equity, if you believe that management can execute on a 65% OR by – in five years, you get CAD 90 a share, which is less than the current market price from the stock. The CEO, Jim Squires, he does not have a proven track record for turning around railroads.

If you look at the two CP scenarios, and the day of transaction closes in May, you get – call it CAD 33 a share in cash, you get a 0.451 interest in a new company, which will be valued – that interest will be worth about CAD 92 a share at the time, and for a total combined value of CAD 125 million, and you get proven management Keith at CP, Hunter at NS, with a superb long-term track record. Again, in the approval transaction, where the STB goes forward, you get CAD 140 of value and that same excellent operating team.

So, how do you value this transaction, because there’s been a lot of misleading about this? Even some analysts get it wrong, to be honest. And the point we’re making here is, if this were a cash transaction, you could simply line up CAD 90 versus CAD 120. Clearly, one is better than another. Or even if it were a very large company buying a small company, you could look at the value of the acquiring company stock and say, oh, I’m getting half a share of that, I can value that. But here, what you have is you have two companies that on an unaffected basis had almost identical market caps. CP at CAD 23 billion market cap, NS at CAD 24 million market cap. Now, these two companies are coming together. And when these companies come together, a lot of changes take place.

Number – most importantly, we have a new CEO at Norfolk Southern, a new operating plan, a new approach to railroading. Number two, you’re going to have a different capital structure. Number three, you’re going to have precision schedule railroading which is not the way the business has been implemented historically. So it’s a completely different NS.

You’re also going to have an ownership in CP run by Keith. So, again, you’re getting an interest in a holding company. Instead of owning just one company, CP, it owns two. It has a different capital structure, a different management team, a more diversified base of operations, bigger scale, a larger market cap. It’s a completely different enterprise.

And in a transaction like this, you don’t value the company based on where a CP stock trades today because the new company doesn’t yet exist. You have to value the company based on what it will look like when the transaction closes. So, what will it look like?

Well, to get to that answer, first we walk through the assumptions that we used which we believe are conservative. I think I’m being [ph] crude (42:42) as I’m sure analysts will come up with their own numbers, but we start with kind of the base assumptions. So, the base revenue assumption we use is consensus estimate through 2018. In terms – beyond 2018, we assume 3% revenue growth which we think is a conservative assumption. We don’t give any revenue synergies because this is, again, a base revenue assumption. We have a base operating ratio and we use – again, consensus estimates. And then in the case of OR, stays at 58% for CP and 68% for NS beyond 2018, again excluding operational efficiencies.

Let me layer on top of that the operational efficiencies. We assume basically a four-year phase-in for the transaction closing in May. So, 17% of synergies are achieved from May 1 to December 31, accumulatively another 25% gets you to 42% by the end of 2017. And another 25% by the end of 2018; another 25% by the end of 2019. And the last subperiod, you get the full synergies in 2020.

Now, my experience with Hunter Harrison, last time he told me it would take four years, and it took two-and-a-half. And what I like about 71-year-old CEOs is they’re motivated to get things done promptly, so that’s – I would say, these are probably the most conservative estimates in terms of the synergy realization.

In terms of the post-merger combination synergies of about $0.5 billion, we just phased those in 25% a year. And again we think this is conservative. Tax synergies obviously we get immediately. But no value for real estate or asset monetization. And if you look at how much asset value, excess locomotives, other equipment that were extracted from CP, we’ve got many, many years left of deferred locomotive purchases because of that monetization that it can be very material.

And let me point out, real estate. This is a particular area of mine, what seemed interesting about Norfolk Southern is vast ownership of real estate and some of the most valuable real estates, markets in the world, the northeast and [ph] certain (44:37) parts of the south of this country.

Taxes, we assumed a 27.5% tax rate for CP and a 36.2% for NS. This is NS while in trust, but again the likely outcomes at CP will be in trust and there are no tax benefits while the entities held in trust. Post-transaction, the combined entity will have a tax rate below 30%. In terms of CapEx, we used consensus estimates, and we make flat CapEx as a percentage of sales.

In terms of valuation, we use a 17-multiple 2021 EPS, which we expect to be CAD 27, assuming STB approval, for 16 multiple, 2021 of CAD 25 with no STB approval. The reason for the slightly higher multiple is as the company generates more earnings, there’s more free cash flow conversion. And this turns into about a low-20s free cash flow multiple for the company, and we use P/E multiples that are similar to where CP and CN trades because they are higher margins and they’re higher free cash flow conversion. And then we discount those – we guide the company based on 2021 earnings and 2020. And then we discount back the value of the stock at a 9% discount rate.

And how does that look? Let’s go to the next page in transaction valuation. You start with the earnings estimates at CAD 25 and CAD 27 for 2021, a forward multiple of 16 to 17 times. The fair value of CP at the time, CAD 399, CP – this is CP/NS, excuse me CAD 399, CAD 464. We discount that back to the present. We convert it into U.S. dollars, and the U.S. dollar value of the company, $204 to $237 a share. So, the CP stock that today – or closed yesterday at CAD 176, we believe in mid – that’s I guess the Canadian version, we think will be worth between CAD 271 and CAD 315, and the U.S. stock which closed in $130 or so, we believe, will be worth $204 to $237 a share. So, you get a sense of how much value creation there is on the closing of the transaction.

Breaking this down into stock and cash, the NS shareholders receive 0.451 shares, so 0.451 times the U.S. dollar value of CP, you get to $92 at $33 in cash, and you get total fair value of $125. In the STB case, it’s worth at $140. And so you have to probabilistically discount that $140. So, somewhere $125 and $140 is fair value. And that means a premium to the stand-alone plan of 39% to 55% and a premium to the unaffected price of 58% to 77%. These are two of the biggest – one of the biggest premiums I’ve seen for any transaction, particularly one of this scale. But this is a complicated way to describe the valuation. I figured people would like a simple version. I like simplicity.

So, we go to next page, a much simpler way to think about CP. So, what we’ve done here is we calculate the new CP-NS 2017 EPS. It is based on the assumptions we used before and assuming that only 42% of the premier to operational improvements and [ph] 40% (47:46) of the post-merger synergies are achieved by the end of 2017. So, this is – analysts can do their own assessment, but we believe the company will earn approximately $12.29 in 2017.

Our valuation on the previous page comes up with a $204 to $237 valuation for CP-NS. That’s a 16.6 to 19.3 multiple of 2017 earnings. And we think this multiple range is conservative, because again NS will be in a transformational turnaround at this point in time. CP still has very substantial growth. And so, earnings will grow much more quickly in a standard rail at this point in time. So, we think 16 take the low end of the range, 16.6 times at the very conservative valuation.

In order for the CP-NS deal to be superior to the stand-alone 90 valuation, CP only needs to trade at a CAD 170 a share or

$128. So, basically, the stock can go down from where it is today and still is a better deal than the stand-alone plan. So, if it trades at 10.4 times earnings, it’s still a better deal than the stand-alone plan.

So, let’s look at the track records of the team. Hunter Harrison’s track record is very well known. I guess there are a number of risk arbitrageurs on the phone who don’t know Hunter that well, but let me tell you a little about him. He ran Illinois Central from 1989 to 1997, made the best-performing railroad in North America 2,000 basis points, lower operating ratio than the rest of the industry. Nearly tripled operating profit. OR went from 80% to 63% and then, as again, Hunter is focused on shareholder value, a 5.5 overturn for the investors in Illinois Central. Then he went to Canadian National when that transaction was acquired and a trust deal, and he led the transformation of CN into the best performing railroad in North America.

EBIT is up almost threefold. OR from 78% to 67%. This is 67% in 2009, which, as you know, was a recession year. A fivefold return – 5.25 fold return to shareholders. I think the very important point here and this really gets to whether the changes that are being made are cut to the bone short-term changes. Even after Hunter left CN, CN has continued to improve. The OR has continued to drop, the revenues have continued to grow. These are changes that have sustainable long-term value, and then Hunter went to Canadian Pacific. Again, Hunter only knows how to increase profits by looks like threefold many lease if you look at the chart. OR from 81% to 60%, a fourfold return for shareholders, and I think this track record speaks for itself.

Now, on next page, we go through Jim Squires background. Jim is a lawyer. He’s educated at a very good law school, University of Chicago Law School and graduated in 1992. And, again, this is just from the company’s web site. He joined NS in 1992, so right out of law school, and he served in several law positions according to his bio. He became Vice President of Law in 2003; Senior Vice President of Law in 2004; Senior Vice President, Financial Planning in 2006; Executive Vice President, Finance in 2007; Executive Vice President, Administration in 2012: President in 2013, and then CEO in June, about six months ago and Chairman, a month or so ago. Now, if you look at this bio, obviously, it looks very different from Hunter Harrison. Yes, he’s worked at a railroad since 1992. He’s worked on the legal and the administrative side and the finance side, not on the operating side. And the problems at NS are not legal, they’re not finance and not administration. They’re operations. And Jim does not really have an operating background. I guess his first exposure to operations would have been when he became president. But from 2013 to the present, we have not seen an improvement and in the operations of the company.

Next slide, we compare the return of Canadian National versus the return of Norfolk Southern over various periods. We look at when Hunter was at CN, the OR went down 1,170 basis points. The OR increased over that same period by 410 basis points from 1998 to 2009 at Norfolk Southern. Revenue grew about the same, 5% compounded at both places.

Since Hunter retired, CN has continued to outperform NS: Three-fold the return of NS from December 2009 to the present; OR continued to drop from what was already a very low operating ratio by 780 basis points; revenues double NS’s growth rate and double the improvement in NS’s OR.

And then, if you look at Hunter’s tenure over the last four years at CP in terms of relative returns to investors, six-fold return versus Norfolk Southern, revenues compounded annual growth rate at 7% versus negative 1%. Again, these are comparable periods of time in the railroad industry that were in comparison. These do not look like short-term improvements.

Then let’s look at the very long-term record. So, Hunter joined CN, call it, 20 years ago. And that gray line that shows the operating ratio dropping like a stone over that period even after Hunter left CN, that’s the CN track record. It’s really remarkable. The red operating ratio is basically stable, 84 to about 81. Hunter joined CP in June of 2012 and so the OR drops again like a stone. At even more dramatic basis than the OR of – much more quickly, frankly, this is my argument about the 71-year-old CEO. He works faster now than he did 20 years ago. But take a look at Norfolk Southern, 20 years and some notes with – it looks – found a mountainous period here during the Conrail integration but back to low 70s OR. 20 years without improvement.

And then let’s talk about – we’ve been here before. So in 2011, we bought a 14% stake in Canadian Pacific with Hunter as our partner. We proposed him to the board of Canadian Pacific. And he said, look, you have the worst CEO in North America and we have the best and we’d like to replace those two.

And the board didn’t like outsiders coming in and telling them that our railroad was underperforming so they came out and said we’ve got a new plan and we can beat Mr. Harrison. And they really derided our plan. And they made some remarkable statements, all of which are recorded and I encourage you to go to the CP rising website still left over from a proxy contest. You can watch our Analyst Day.

But the CEO on their Analyst Day said, “curves and grades is physics and the dismissive comments by Mr. Harrison indicates a clear lack of research or understanding or both.” So basically, Mr. Green said the laws of physics would not allow Hunter to achieve the results he’s achieved.

They said our operating ratio targets for CP are unrealistic and lack credibility. We said the company would get to a 65 OR in four years. The company got to a sub 60 OR in three years. And then because those arguments were not having a lot of credibility with shareholders, believe it or not, the company, the board hired a consulting firm. Oliver Wyman is considered the most highly regarded consulting firm in the railroad industry.

And Oliver Wyman concluded that our multi-year plan, the company’s multi-year old plan was ambitious but achievable. They also conclude the Pershing Square stated OR targets both unrealistic and unachievable. So, they paid CAD 5 million to Oliver Wyman to put at a white paper, and the white paper said, Mr. Harrison’s never going to achieve these results. So, it just seems familiar to me.

So, the argument always go like this, Hunter shows up, he says, look, I can fix things. The management says, we can do better and they put out a new plan and they say, now, we’re going to get it right even after 20 years of failures. Then they say, well, what Hunter says he’s going to do here, is just not achievable and now you’re not achievable but all the customers are going to flee and that’s what’s going to happen.

When you look at the track record, when you look at Illinois Central, when you look at Canadian National, when you look at Canadian Pacific, when you look at 50 years of what I can say is the greatest railroad of all time. A three-time awardee of Railroad of the Year just recent last year, so we won again. Facts could not be more historical.

The other point I want to make here is, hey, look, I’m very confident that the board of Norfolk Southern is comprised of very high quality, honorable people that I have a lot of respect for. But what happens in situation like this is that pride gets in the way. And perhaps in the case of Mr. Squires, he’s been at Norfolk Southern his entire of career. He’s now made it to CEO. And unfortunately, Hunter showed up six months after became CEO of the Railroad. I’m sure Mr. Squires would prefer to keep his job. And he’s fighting awfully hard. But this is not about Mr. Squires’ job, and this is not about the prestige of being on the Norfolk Southern Board. It’s about what’s in the best interest of the owners of Norfolk Southern Railroad. It’s about what’s in the public interest in terms of the railroad infrastructure of the country. And in those respects, this transaction makes enormous sense and it makes no sense for a board to run out and get a white paper – so called white paper rhythm the night before our presentation. What they don’t even know, the whole presentation is based on CP going into trust, when in fact, the likely plan is for Norfolk Southern to go into trust. And, of course, what we learned is you can pay consultants and they’ll say what you want.

With that, the facts are clear. I’m going to turn it over to Mr. Hunter Harrison.

E. Hunter Harrison

Thanks, Bill, and at this point, Sharon, we’re ready to take questions from the audience.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Your first question comes from Scott Group from Wolfe Research. Please go ahead.

.

Scott Group	Q

Yeah. Hey, thanks. Good morning, guys. So…

A

Good morning, Scott.

.

Scott Group	Q

I think voting trust structure is really key here. And the idea of putting CP in trust is new to us. So, can you discuss is there any precedent for the acquiring railroad to go into trust. And maybe just some more color, we’ve heard from NS about the reasons they’re so confident that trust can’t get approved. Maybe, can you share any conversation you guys have had with past STB members, maybe including Linda Morgan in the past? Why do you think this structure can be approved?

And then, just with that, if at some point we learn that you couldn’t run Norfolk while in trust, would you still be pursuing the transaction?

Paul A. Guthrie	A

It’s Paul Guthrie. First of all, no, it’s premature for us to have any discussions with the STB staff that has not been done. Yes, we were blessed with having Linda Morgan, as you know, is the ex-chairperson of the STB on our board. And we had many discussions with her at the board level and at the personal level about the voting trust and other regulatory matters. I think she would be very surprised to hear that the – that people say that it’s impossible to have the voting trust approved by the current STB board. She was always very supportive of the fact that mergers could take place in the appropriate circumstances, and I think you’ve heard this morning why it’s appropriate that this merger should be approved.

A

Scott, what I wanted to add to that is that, really, the only thing that’s changed in the standards is the public interest test with the trust and I – it’s beyond me to try to understand what’s not going to be in the public interest here. And one of the reasons that we were – are still trying to engage in a dialogue, that if there are advantages that our friends at NS know or understand about which company is better, put in trust, we’d like to hear those and put them in the blender. But if there’s no dialogue, then we are left to independently make the decision alone as to which way we should proceed. But I think that my view, when all is said and done, the trust issue is not a major hurdle.

William Ackman	Q

Actually, Paul, I think the other question was is there a precedent for the acquiring company to be in trust versus the target company and maybe you can address what we’ve learned on that perspective.

Paul A. Guthrie	A

Well, in the CNIC situation, that, of course, was exactly that situation with – and Hunter would be familiar with that.

William Ackman	Q

So, CN was in trust and IC.

Paul A. Guthrie	A

No. IC was in trust.

A

It was actually – so what are the rules with respect to does the STB required the target from to be in trust or to either company?

A

No. Either company can be entrusted. If that’s the question.

A

Right.

Scott Group	Q

Okay. That’s helpful. And then just second question for Hunter and also for you, Bill. So, can you guys talk about the next steps in – it seems like it might be tough to reach a deal directly with NS management. So, what are the steps you guys are thinking about to get a deal done and may be improving the terms even more if it’s best required? Would you consider more cash very stock? Would you consider higher price as I think many were expecting today?

And then, Bill, can you comment, if you loan any NSG stock, if you are able to own NSC stock and then do you think – would you consider – I mean, you’re leading a proxy contest to bring this to a vote?

E. Hunter Harrison	A

Well, from my standpoint, Scott, one of the things I’ve learned over time, it’s kind of hard to learn, but never say never. But our interest right now is to try to engage in a dialogue with Norfolk Southern. That’s the best outcome for all of them. One of the things we lose sight of is whatever the outcome is here is we get two railroads to run going forward. Now, to create a lot of adversarial relationships in this is just not healthy.

So, if we could sit down and end our dialogue, that’s step number one. I don’t want to speculate and draw lines in the sand about what might be next. I personally think that the offer is also nice, it’s very generous. I think it meets the criteria. But that’s for others to decide. But I think that that’s what we’ll be trying to pursue.

William Ackman	A

And I guess from our perspective, I can give a perspective of a shareholder activist. If I were not on the board of CP, I would be buying stock today in NS and considering seriously putting up a slide of directors as a shareholder activist. And I think the Carl Icahns of the world, the Dan Loebs, the Janas, I mean, this is an ideal activist situation. You have a transaction where the company, if the transactions goes through, is worth CAD 125 plus to NS shareholders, and if the transaction fails, you have a management team that has a CAD 90 sort of price start. So, that should motivate activist to come in. Putting aside activist, basically, I would think the big shareholders of Norfolk Southern railroad are going to pick up the phone, are going to call the management and speak to the board, and people will sort of come to their senses.

Now, I do think – I think it was appropriate for the board to reject our first overture because there was uncertainty and there was value. And it’s very common in a situation like this for a first offer to be rejected. Now, in response to the rejection of the offer, we’ve made very material changes to the deal. We brought forward the timing 18 months, the transaction closes, you receive cash in six months instead of maybe in two years, you receive stock in a new company and a lot of more that value is being shared with shareholders.

And so this is a much higher offer. It’s a 30% higher offer based on where we expect the stock to trade, and we encourage you to do your own analysis. If you don’t agree with our CAD 125 value for NS, what is your 2017 earnings estimate and what multiple would you use? But you’re going to get to a number where the stock’s worth CAD 120, CAD 130 a share.

That’s a huge premium to the market price. It’s really not going to be about increasing the offer, it’s about engagement. And hopefully, with this offer and with the certainty and the reduction in regulatory risk, the board will consider very seriously. Their advisors will study it and they’ll make the right decision to engage.

A

And, Scott, I would just hasten to add the last point is this, not necessarily from a shareholder perspective. But the company said it doesn’t matter about the price and that is all about the regulatory and all about the trust. So, they have indicated to us, it doesn’t matter what the price is. So, there’s no use in all that to make an additional offers that doesn’t do anything with the company. Now, when we get to the point of talking to shareholder, it’s a different situation, but I’d just would hate when they add that.

Scott Group	Q

Okay. Thank you for the time, guys.

Operator: Your next question comes from Chris Wetherbee from Citi. Please go ahead.

Chris Wetherbee	Q

Thanks for the time.

A

Good morning, Chris.

Chris Wetherbee	Q

Good morning. Maybe following up on that question just sort of thinking about that cash versus stock. And I sort of understand the point, and I can sort of get the picture from a valuation perspective, and that would change that with that proportion, the chain of proportions being changed between cash and the stock. But given some of the responses from the company and sort of what we’re hearing from shareholders, I guess, I’m just a little curious why sort of the cash component maybe didn’t go up and how you think about maybe how that could be changed going forward, if it does get changed, that you’d pursue this down the road. I guess I’m just kind of curious about that.

Mark Erceg	A

Well, I think, again, it’s important to realize that the offer that we have now brought forward is substantially more financially attractive than the prior one. In the earlier scenario, cash wasn’t going to change hands until the final STB approval, which would have been as late as December of 2017. Now, cash is available as early as next spring, which is considerably sooner. And we’re increasing the pro forma ownership from 41% to 47%. So, in that sense, they’re going to be equal participants in this transcontinental railroad that we’re going to put together which is going to have, as we said earlier, CAD 1.8 billion with the synergies available to it going forward. So, this is a very, very attractive proposition from a financial standpoint versus their base case, which more or less at that point, suggests they’re already overvalued.

William Ackman	A

And one thing I would add is in terms of getting a transaction approved, in terms of having a transaction that shareholders are going to support. I think it’s very, very important that the combined company has a strong balance sheet. And we’re saying a BBB-rated company, as a result of this transaction, which is a strong investment grade credit. If we were to lever up and put more cash in the deal, it would be less valuable to the shareholders and they don’t have interest in a much more levered company. Again, this is not a sale of a small company because we’re really a big one. right? This is a merger of two similarly-sized companies and as important to the people who own the target as it is to the people who own the acquirer that the combined company is strong financially. And I think we’ve heard this is important to the STB as well.

Chris Wetherbee	Q

That’s helpful. And then, just following up with the second question. Obviously, the trust structure is probably key here and you got to talk a decent amount about that but one of the other sort of pushbacks that we got from Norfolk Southern was really about some of the access ideas from a terminal access perspective and bottleneck pricing. You guys have articulated sort of your strategy is here. How do you think about the potential impact to the industry from a pricing standpoint, the pushback we’ve gotten from companies in the industry is the potential risk to pricing some of the big gains have been made over the last decade or so. So, how do you think about that going forward, and what could this potentially do with anything to that dynamic?

E. Hunter Harrion	A

I mean, what we’ve said before, Chris, is that we’re not suggesting being so presumptuous to suggest to the board what they should do. What we’re saying is here’s what we will do in this situation, which we think is appropriate for us and our customers, given that we’re allowed to do the transaction. And, clearly, it’s pro competitive, it possesses all the things that we’ve ever heard from the shipping public. And this company, since I’ve been associated with it and I think you’ll be checking my track record where I’ve been, I’ve never been in that because of bottleneck. I’ve never been an advocate of paper barriers. I’ve never been an advocate of, and been concerned about, access. But this is not different position that we’re trying to take advantage of what’s the right thing to say today. Keith, do you want to add to that?

Keith Creel	A

Yeah. I was going to say, just look north of the border, look to Canada, you’ve got the two most financially successful, service successful, operation efficiency successful railways in the industry that, although, it’s not the exact same idea, we still face the same competitive issues that you might be concerned about over at NS or CSX or any other road. And we survive and we try. If you’re willing to compete and provide a service to your customers, I got to reward the business to you and you’re going to do well. The ones that can do that well, will do well. The ones that can’t, maybe not so much. Bt at the end of the day, we intend to be a leader in that regard.

Chris Wetherbee	Q

So, it really comes down to service. All right. That’s great. Thanks very much for the time. I appreciate it.

A

Yeah. Thanks, Chris.

Operator: Your next question comes from Tom Wadewitz from UBS. Please go ahead.

Thomas Wadewitz	Q

Yeah. Good morning. And thanks for all the information in the call. It’s great to have a lot of further details so we can understand the approach. It seems like, I know Hunter, you’ve said that you’re highly confident that you’ll get this voting trust structure approved. It seems that we don’t have much in terms of the precedents post 2001. I know you cited Genesee & Wy and RailAmerica, but that’s a different type of railroad. And so, I guess, is it – what is it that gives you the confidence that there wouldn’t be an issue with control, which I think would be a point to say, well, yes, you leave CP and go to Norfolk, but you still know Keith well. You were the CEO and there’s some element of residual control or relationship. What gives you so much confidence that wouldn’t be an issue or is it just a probabilistic in how we think it’s 70% and we just – we got to see it’s worth, we just got to go forward and see what happened.

E. Hunter Harrison	A

Well, I mean, Tom, I’d go back to a little bit of the precedent in the history in the past. There has never been – I know the rules have changed a little bit, but there has been seldom cases of trust being turned down if you go back to the public record.

Now, all we have in this case is effectively different is talking about the public interest. I don’t understand the argument that to put a company in trust is not in the public interest. I think we made a pretty compelling case of all the improvements we can make that are in the public interest. So, if it’s in the public interest, if the Service Transportation Board retains oversight, why not do it?

If you cannot get a trust approved, they should have just written a law and said there’s no more mergers. There has to be a mechanism, and as I understand it, there were some statements made at one of the conferences that the trust was kind of the gold standard now for approval of mergers. So, maybe I’m being too logical and rational here, but this makes sense. But I just can’t see the argument against it.

Keith Creel	A

Let me – if I could add to that, Hunter, back – Tom, since you mentioned my name, I’ll take you back to personal experience. Back in 1998, 1999 when IC was put in trust, Hunter was the CEO of IC, Hunter left, severed from IC, went to the Canadian National and started their journey ahead of the approval.

Now, going back to the IC, there were a lot of us that were trained and taught and developed our operating ability by Hunter and certainly, we ran the railway to make him proud, but at the end of the day, we know what the law says, we complied with the law, we respected the law and not only did they approve, they approved the deal early and they reduced the oversight period. So, I would say, experience speaks to that point significantly.

William Ackman	A

If I can just add one thing. Hunter would be leaving the entity that’s held in trust to go take another job. If his contract actually were over, he could do that anyway and no one would stop that. And then lastly, I’d say, what’s the downside? We can’t with precision tell you what the probability is. We can tell you what our best judgment is. The upside, if the transaction happens is enormous. If we signed a merger agreement, lawyers will spend some legal fees over the next few weeks, we applied for a trust transaction. And let’s say, it gets turned down 90 days later, no harm, no foul, there’s been no negative impact on either railroad. So, I think, you just look at these things on downside versus upside, I don’t see any downside than a few million dollars of legal fees, the upside is enormous.

.

Mark Erceg	A

And they do basically approve the trust but then ultimately come to a different final determination and you still get a significant portion of the operational improvement in that interim period. And you still then end up with an entity that’s running considerably better than it is today. And your valuation is the $125. So, there is no downside in any permutation that one can put forward constructively at this point in time.

E. Hunter Harrison	A

Last point, I heard this on your call the other day that we could do alliances just as easy. Well, people that talk about doing alliances, just don’t understand railroading. Our weakness right now in the business and you know this as well as I, if I get a customer asking me, what our service is from Central Canada to Florida, all I can tell them is what it does going to Chicago. I have no idea what the final service is because I have no control over. So, end-to-end, okay, one quoted service and rate is powerful. And you can’t do that through alliances.

Thomas Wadewitz Q	Q

If I could – I appreciate that really thorough response from all of you. If I could ask a second question. With respect to the final ruling on the rail combination — not a voting trust — but the rule on actual application for the combination, you could say, the shippers aren’t the biggest hurdle here, maybe the other railroads because you’re doing some pretty innovative things to help increase access and to help offer something to shippers.

I think Paul said that you don’t believe CP and NS would prompt others to merge, and it wouldn’t be a downstream effect. Why do you have the view that there wouldn’t be downstream effects, and how do you think you kind of get over the bar of resistance that themes likely from the other railroad to the final approval of your deal? And thank you for the answer.

E. Hunter Harrison	A

Let’s take it a step at a time. Number one, and I don’t want to paint everybody with a broad brush, but let’s say railroad A objects. Why do they object? Why do they object to something that’s pro-competitive? Why do they object? You know what they’re objecting for? They’re hiding behind this whole issue of saying, look, we like this duopoly. We don’t like to have more competition brought in. We like to have paper barriers, we like to have that artificial protection, and it’s being stripped from them.

Now, as far as downstream effects, look, I can make a case that the four big boys in the U.S., that somehow they’d do some combination. CP doesn’t have any compelling position there that’s going to hurt them. So, it’s their decision – I don’t see as automatic that they’ve got to merge themselves with the two giants in the west because of something that CP is doing, This Western Canadian railroad. So, I just think it’s a lot of rhetoric about nothing.

Thomas Wadewitz	Q

And ultimately, Hunter, if the STB decides that’s going to have downstream effects that are negative, they won’t approve the merger.

E. Hunter Harrison	A

That’s right.

Thomas Wadewitz	Q

But still the vast majority of the economic benefit, the operational improvements are you – you’re going to get anyway, right? And if our proposed – your proposed operational changes and your offerings, the STB decides, you know what, that’s going to be bad to the other railroads, they don’t have to accept those proposed changes. They can propose other ones.

We can consider them and decide whether or not we want to go forward?

E. Hunter Harrison	A

I guess what we should do, Tom, is let them be a part too. I’m just kidding. Okay.

Thomas Wadewitz	Q

Okay. Thanks for the time. Appreciate it.

E. Hunter Harrison	A

Yeah.

Operator: Your next question comes from David Vernon from Bernstein. Please go ahead.

David Vernon	Q

And thanks for taking the question. It seems like one of the reasons here that Norfolk won’t accept the deal or doesn’t seem to want to even propose the deal is that they think, for whatever reason, that the regulator won’t accept that trust. Given the size of the potential for value creation here, would you consider offering them a break fee if the regulator doesn’t approve the trust?

A

Yeah. I think we’d love to engage with them and if they come with us and say, we’ll do the deal and we want a breakup fee of that, we’ll take another advisement. Won’t we, Hunter?

E. Hunter Harrison	A

That’s one thing you should talk to them about but they won’t talk. We – you can’t put everything in a letter. And all they want to do is right now, they won’t sit down and talk, so we’d have to see and understand what else is coupled with it.

David Vernon	Q

And then I guess along those lines of thinking have you thought about anything else that short of a proxy site that would maybe get NSC to the altar here because it just does seem like – they seem – they want to do the regulator’s job in a way and say that their deal will get approved so we won’t accept it, and I’m just trying to understand if there’s a way to get them off that position?

E. Hunter Harrison	A

Well, that’s what we’re doing this morning. And that’s what we’re going to be doing without the shareholders. It’s their request, by the way. I mean, we’ve got a long list of shareholders. They want to talk to us. And they’ve got a lot of questions, and we’ve got a lot of answers. And so, as I said early on in this process, we’ve taken our argument and our case to the shareholder.

In the final analysis, this is about – as Bill made the point – this is about the shareholder, not the NS board, not NS management, not – this is about the shareholder. And that’s what we’re going to do until we get [indiscernible] (01:19:17) and give up is that – we’re going to go to the shareholder.

A

And I’m cautiously optimistic and I’ve seen this movie before, where – the press release that was put out this morning was put out before they even heard what we had to say. And I guarantee you, the board was not assembled to put together that press release. That was put out by PR firm, and by the way, NS hired the PR firm that CP did, okay?

And their motto is protect the company at all cost. I just think this board is comprised with some high-quality people, and that includes – they’re listening to the call or they have a better copy of the transcript that considered the facts, and cooler heads have prevailed, they listen to their advisors, and we’ll engage. That’s what I would do if I were a member of this board of directors. I think that’s what any board member would do if they’re observing a fiduciary duty.

David Vernon	Q

Great. Maybe just as a kick follow-up. Who would run the holding company?

E. Hunter Harrison	A

Well, that’s another question that we’ve tried to raise. And when I raised the one face-to-face we’ve had, when I raised that, if they had concerns, desires or thoughts, they said it’s about shareholder value. Well, if you’re not having a dialogue, you can’t get there. So, there’s – we have some flexibility there. One of the things that we’d – we try not to be so presumptuous that we got all the answers, that we’ll walk in there and here is the plan, and here’s what we’re going to do. We walked in there and said, look, we think this has the potential to create compelling, compelling shareholder value. And we’re not – we’re neglecting our duties, our fiduciary duties if we don’t explore those opportunities. And we’ve been effectively stonewalled so far at every turn. So, I don’t want to get into, because they could come back with a different response and we could have a different model.

I think we, hopefully, we tried to clarify today, either company can go in trust. Under certain circumstances, they would need to be a holding company. Under certain – there wouldn’t need to be, depending. But once again, if they’re opposed to it and they won’t talk, then we’ll have to come up with our own plan and do the best we can without them, which I think is too bad. I just can’t understand why people won’t talk. What is the danger? What are they scared of to sit down and talk?

A

I mean, going to the CP situation, the last time the board wouldn’t talk to Hunter, the shareholders voted 87% to 94% to replace the seven directors that we opposed. The other eight directors, none of them got a majority vote, and we didn’t oppose them. It was the biggest landslide vote in the history of public company proxy contest. And it was all because the board wouldn’t engage with Hunter. And my view is the board is going to have to take a look at that precedent and they’re going to engage.

I just think the analyst community can be very helpful in what you say and what you write. And the shareholders will have enormous effect and they don’t – if they do it publicly, great. But even if they pick up the phone privately or send a letter to the board that will have a huge impact on this board of directors.

David Vernon	Q

Appreciate it and thank you very much for your time.

Operator: Your next question comes from Brandon Oglenski from Barclays. Please go ahead.

Brandon Oglenski	Q

Yeah. Well, good morning, gentlemen, and thanks for hosting this call. And Hunter and Bill, I’d say, Norfolk shareholders already owe you a huge favor because this is the first time they have actually put out financial targets at least in the history that I’ve understood this company. But let’s just talk about that for a second because it sounds like their plan for 65% OR now, it doesn’t match other carriers’ rate of improvements pretty conservative.

But based on the limited information that Jim has provided on his call on Friday, it does seem that a lot of that is focused on future growth based on some service plan that they have in place that’s going to drive that future growth on pricing. But these sound like assumptions that we’ve heard a lot from the past from Norfolk even without that financial target to be held accountable to. So, we have accountability now, but it does sound like it’s predicated on commodities stabilizing, eastern Appalachian coal not going down any further, which I think is a bit not a conservative assumption now just given where natural gas prices are.

So, I think when we look at your track record, Hunter, at the IC, at CN, at CP, there’s clearly a more efficient and better way to run a railroad. It’s much more cost and velocity focused. And maybe I’m stealing your words from here. But I just want to differentiate because Norfolk is saying that you want to cut to the bone, you want to jeopardize future growth with your strategy. But when you lay out your target, it looks like it’s much more focused on shrinking the cost structure, improving velocity on the network, and then driving growth.

And I think what’s lost on a lot of people is actually your legacy of Canadian National in the last four or five years. And maybe we’re giving them so much credit. They have been the fastest-growing railroad, I think, on the history books.

So, how do you speak these differences in plans and compare and contrast what Jim has effectively laid out to his shareholders and what you have done now three times over at three significant railroads?

E. Hunter Harrison	A

Well, look, I don’t think this so-called scheduled precision railroading, number one, it’s not a secret, okay? I wrote a couple of books about it. Number three, I don’t know how many times we invited the NS, and they took us up on it, on benchmarking. So, we’ve told them everything we know, but there is some, I don’t know if it’s pride or authorship, or what, that people don’t get it for whatever reasons. I think what really happens is somebody talks to me, maybe Mr. Squires talked to me, and I say, here is the plan, and here is what we ought to do, and he goes to his management team and says, here’s what Hunter says. What do you think? Oh, no, we don’t do that. Because if they say, yeah, let’s do this, that’s a great idea, and they get criticized because why didn’t they do it.

And if you go back and if you pay your leasing back, underlying all of these, is some of our client. What I’ve read recently about him, and you kind of talk to out of both sides of your mouth. They’re saying, we’re going to cut to the bone, but now, they’ve cut two hump yards I read. They’re looking at another hump yard. They’re looking at a thousand miles to rationalize. Well, that’s all being appropriate. I’m not criticizing him. Don’t have more assets and you need your people or what, but look, I just don’t get it.

Brandon Oglenski	Q

I appreciate that, Hunter. And, Bill, I want to direct one to you because there is a lot of criticism in the market right now, just given the volatility in other stocks and what’s going on this year. So, I wanted to ask you a two-part questionnaire. First, the timing of the deal. Why did you get more aggressive with CP and maybe this question is for Hunter, too, but when you were talking with CSX, why not look at Norfolk last year when you had a much higher equity valuation when arguably the industry faced a lot more congestion issues. Is this, just by any means, an indication that CP’s stand-alone plan is now much more harder to achieve than you maybe thought maybe 12 months ago? It’s not a merger. It’s the next way to drive value for your CP investment?

And then, secondly – and this question has been asked couple of times now, but Jim Squires has made it very clear on his call he said that any price, the regulatory risk here are just too steep to pursue a deal. So, you have the podium. What are you asking specifically of Norfolk shareholders, of Norfolk management, of Norfolk’s board? The walkway from this call, and what do you want to see them as the next step?

Willam Ackman	A

Sure. So, on the first question, let me just say that I don’t run this company. Okay. Hunter Harrison does. And, it was Hunter’s idea to approach CSX. It was Hunter’s idea for the timing to approach CSX. It was Hunter’s idea for the way in which CSX was approached. With respect to Norfolk Southern, it was Hunter’s idea to look at Norfolk Southern. I personally got more involved in this Norfolk Southern situation because Hunter asked me to. So, I do as I’m told, okay? That’s how I think about my responsibility as a director here. And I, obviously, have enormous confidence in Hunter. And we want to bring whatever value we can bring to get this thing done.

I think from the perspective of a Norfolk Southern shareholder, and what I think the board should do in a case like this, and as I said before, it was appropriate to reject the initial proposal for some of the reasons that they’ve described. It is inappropriate to start mudding the waters and trying to get people to come out against the deal and try to scare people about regulatory risk. What the board should be doing in a case like this is focusing on the fiduciary duty to maximize shareholder value and that should be focusing on the stakeholders in the business. And if you think about each of the various stakeholders beginning with shareholders, with the shippers, when I got the opportunity to walk around the CP property, employees come to me and thank me. I don’t feel like I did anything. Thank me for the changes that took place at CP that have been implemented by this management team. The impact on employees, people are buying homes. They couldn’t buy homes before has really been dramatic.

So I think it’s a transaction that creates enormous value that benefits all the stakeholders including the infrastructure of the country, that’s the deal you have to take seriously. And by removing the regulatory risk awaiting two years, people get their cash and they get stock on a new company in six months. All that has to happen as we sit down now and negotiate a merger agreement, we announce the transaction by the end of the year, we file an application for trust.

Now it can go right. If we’re totally wrong on the trust issue, we get turned down. Okay? We think that’s an extremely remote circumstance. What we’ve spent is legal fees in some time and minimally distracting. It’s not like one of these transactions we are hanging out waiting for a telecom deal to get done for three years and the company is limbo for an extended period of time. The limbo will end in 90 days. And we think the limbo will end with a trust approval, shareholder vote, Hunter as CEO of the company and then we’ll see on the STB in 18 months or so.

What board of directors can’t take that seriously? Now they have some issues, they want to talk about a breakup fee, they want to have discussions about – I’m not excited about issuing anymore stock. Hunter said to me, is there dollar or two in my pocket? Maybe, but they got to come and sit down with us right away. So there’s an opportunity for even a sweetener here, but that’s if they engage immediately.

But we put enormous value on the table. I don’t think as board of directors, observing a fiduciary duty that’s not going to consider this very seriously, and I think their advisers will make the same recommendation.

E. Hunter Harrison	A

Look, I made it clear to Mr. Squires in our meeting, when he talked about regulatory risk that we would accept the regulatory risk if he would identify what it was. And put some type of capital recognition to it. So, number one, the reason why this came up when it did, the initial issue with their competitor in the east was we got a signal from them that we’re able to talk. A signal from a shareholder and a member of their board. So, we went and talked and we waited two hours, okay? And, quickly, we got off that. And look, I’ve worked with Norfolk Southern adjacent to them for 50 years, all my life. I’ve had tremendous respect to the railroad, their tradition, their culture and all, but for whatever reason they’ve gotten a little off track in the last 10 years as Bill described and that was admitted to me by Mr. Squires that they were stuck, they were in a rut, or whatever the case was.

At the same time this is going on, we look and see that they lose what I call three key executives; the chief of marketing and sales. It was tremendously well-respected in the industry. They lost the CEO, and the plans changed of the initial announcement; and their operating chief announced his retirement early. Now, with all that going on, we felt like it might be an opportunity here. And so, we picked up the phone and we made the call, and shame on us.

Brandon Oglenski	Q

Thank you.

William Ackman	A

Actually, one thing – correcting the record, the NS said that we refused this on a confidentiality agreement, and that’s why they’re willing to talk to us, but we agreed to sign a confidentiality agreement. It was a confidentiality agreement – first of all, we’re very happy to sign a confidentiality agreement. It was a small part confidentiality agreement, and big part a standstill agreement. And the standstill agreement said you can’t make a proposal, you can’t do anything for two years.

And so, of course, we couldn’t sign it. So, if NS says, you know what, we’ll launch this on confidentiality agreements, we can speak to you in confidence about various things, we do it tomorrow. And we said no. And Mr. Squires is a lawyer. He knows the difference between a confidentiality agreement and a standstill agreement, okay? And he misled shareholders when he said we refused to sign a confidentiality agreement. And as a lawyer, he should also know how to structure a transaction that minimizes risk to shareholders.

And this is what we proposed, a transaction where the downside is on legal fees. In fact, we’re happy to pick them up if the transaction fails, he’d get trust approval. So, it’s zero downside other than some legal work. And the upside as we’ve described is obviously enormous. Those are the kind of deals you have to do. And when you’re in a situation of conflict, i.e., your CEO likely will lose his job in the middle of the transaction, you’ve got to take these things even more seriously and with more independence.

And the board and the leadership on the board has to take a very important laboring over in the situation.

E. Hunter Harrison	A

And by the way, my first opening in – our business with Mr. Squires was I asked him if he wanted to be CEO with the new Co. And he said it was about shareholder value, so he has not yet responded. So, I don’t know where he’s going to be.

Operator: Your next question comes from Walter Spracklin from RBC. Please go ahead.

Walter Spracklin	Q

Thank you very much. Good morning, everyone. Thanks for taking my call.

E. Hunter Harrison	A

Yeah, Walter.

Walter Spracklin	Q

I guess my question and I guess you’ve certainly built slide on the options – the two options in front of Norfolk Southern shareholders is quite compelling. I’m going to move a step ahead now and suggest that if a third option were to come on and if Norfolk Southern were to look to a third party – to another railroad for a hookup potential, is that something that would be overly – would that be so compelling because of the interchange access points and so on that you wouldn’t still be interested in engaging that or is that – how would you react to that scenario? And, Bill, certainly you have been very much experienced on this much more than anybody else. How would you see that unfolding?

E. Hunter Harrison	A

Well, from the railroad standpoint, look, if they make a deal with somebody else and it worked and it’s got all the compelling issues that we’ve talked about here, more power to them. I’m not going to object to mergers. And we don’t – we’re not trying to be Johnny-come-lately. Here, what works for us today doesn’t work next week.

We’re not opposed to, given that you can live up to the rules, mergers. We think they’re good. We think they’re healthy. We think, look, what is going to happen to the infrastructure in the U.S. east of the Mississippi going forward? You don’t want to build any railroads. You don’t want to have any mergers. What is going to deal with the growth?

All I hear people saying is no. But nobody’s got a positive idea. We get two – all of a sudden I wake up this morning, about 3:00 in the morning and I started reading from two former commissioners, chairman of the board, who have got all kind of ideas and all they say is no. Who has got a positive idea? So, look, I don’t have any problem if they’ve got a better partner. I don’t know why they wouldn’t like – they won’t like us, our lipstick or what, but more power to them. Congratulations.

Walter Spracklin	Q

And I guess, Hunter, my second question here is you’ve got obviously had a tremendous amount of success when you were outside of the CP organization looking in and seeing the opportunity that you could – the cost opportunities that you could achieve as an outsider at that time. As an outsider of Norfolk Southern looking into that organization, is this simply – do you just see the exact same type of opportunities?

In other words, taking a very successful operating model approach and just rinse and repeat. Or do you see something they’re doing wrong perhaps on the whole infrastructure standpoint that you kind of see some low-hanging fruit that just get me at it, I can turn that around pretty quickly? In other words, is there a big difference between what you did at CP and the opportunities you saw at CP from the outsider looking in than what you see with Norfolk Southern?

E. Hunter Harrison	A

Well, yes and no. Look, they’re two different organizations. Clearly, in my view, Norfolk Southern going in has and had much, much, much better infrastructure, okay? And in fact, the last visit, I was over there, they told me when I got there, you’re not going to like this. You’re going to think it’s gold-plated, you’re going to think we’ve got too much of this and that, and I did. But it was a philosophical disagreement.

Now, in that – and how to run a railroad day-to-day and to execute, I felt like that both of them were making similar mistakes in different type circumstances. So, look, I’m not trying to say this is the only way to run a railroad, that we’ve got some magic wand. I can just tell you that what we’ve done, it hadn’t changed since I’ve been CEO. It’s the same formula. We’ve been doing it 22 years. It’s been successful, and it works, and we’re going to stay with it until somebody comes up with a better mousetrap. And it’s so simple and basic and doesn’t have the complexities. People don’t like it. It’s understandable. Everybody knows what the issues are. So, I don’t think – look, my bet is it is, with all these hurdles we’re talking about, if I end up getting to spend some time at Norfolk Southern, I think one of the things I’m going to find is a hell of a bunch of good railroaders.

William Ackman	Q

To that point, Hunter, maybe you can just talk about how can you just you go over there? Are you planning to recruit lots of people into it, or how do you operate? I think it’s important for people to understand.

E. Hunter Harrison	A

No, that hasn’t been my MO, although, we, for whatever reason, we had to do a little more at CP than normal. But I don’t have a team, a travelling team. It’s me. And a few comments on a piece of paper, and it’s evaluating and the staff and sitting there with people and saying, look, I’m looking for the best athlete. I don’t care where you came from, the IC or the CP, or the CN, or where you came from. I’m looking to create shareholder value and put a hell of a thing together. And I know that that company, NS, have some wonderful railroaders. Somehow, if I have to be outside looking in, and I’m limited here, they got a little off-track, leadership or something happened, that they’ve had some slippage.

But again, it doesn’t indicate being – now, it’s a write-back. So, do I plan to go in there if I was ever given the opportunity with some Husky and Starch? No, we need good talent. If you don’t get rid of it and throw it away, you take good athletes and you develop them. And you develop – starting with free the core and maintain spirit, we’re in here together, and we’re in here for the shareholder and it gets to be fun. And that’s when you start creating the type of environments that Keith and I have experienced at Illinois Central, at Canadian National and at CP.

Walter Spracklin	Q

That’s very helpful. Thanks very much for the time, Hunter. Much appreciated.

E. Hunter Harrison	A

Thanks, Walter. Appreciate it.

Operator: Your next question comes from Allison Landry from Credit Suisse. Your line is open. Please go ahead.

Allison Landry	Q

Thanks. Good morning. In your approach to valuing the pro forma company as outlined in the presentation, it doesn’t appear that you’ve made any allowances for givebacks to customers or costs associated with environmental mitigation. And both of these could prove to be material, judging from past deals whether it’s Conrail or the CN, EJ&E. Do you think there will be some value leakage during the approval process related to this?

A

Well, Allison, I’ve talked about that a good bit. Look, the old days are, again, over. This is the most classic end-to-end that I’ve ever seen in the three for two, two for one, which is why we address all the competitive issues. So, I don’t plan on – we’re not going to any other railroad or any customer and make some cash overture to buy a deal, number one. That’s in the past.

Environmentally, that’s a different issue. And we hadn’t had an opportunity, as Mark alluded to earlier in his comments, to do any due diligence relative to environmental. But to Vale’s point, if there’s a whole lot of environmental exposure that we’re not aware of and the numbers don’t work, the deal is off.

A

What Hunter is basically saying, I mean, we – the kinds of things – we don’t have an obligation to pursue a merger that destroys shareholder value. This transaction is step one, put CP in trust and put Hunter at NS. Again, if it’s not approved, we tear things up and pull the pin. If it’s approved, Hunter is running the company.

That is an 18-month process. We work very closely with the STB on getting approval on terms and conditions that make sense. If the terms and conditions don’t make sense for environmental reasons or otherwise, we don’t have to go forward with the ultimate merger, we separate the two companies, and we have two publicly traded railroads within a year or two of the denial of the deal.

A

The only thing I’d add is, we don’t know and we don’t know, but Mr. Harrison does not have a history [inaudible] (01:43:30) taking large restructuring charges. That has not been the case in the past. All the reductions that we’ve largely affected had been through national attrition. And so, we don’t expect there to be big charges or write-offs. That’s not Mr. Harrison’s approach, at least not in the past.

E. Hunter Harrison	A

And, I guess, Allison, I certainly appreciate the issue you raised particularly from a shareholder perspective. I’m hard- pressed to understand why the other railroads are trying to help us and don’t want us to get exposed too much to these issues that we’re not smart enough to deal with.

Allison Landry	Q

Understood and thank you for that. And as a follow-up to the earlier comments on Norfolk’s potentially elevated capital spending in the past, and I know in the presentation, one of the assumptions was for the combined entity and your outlook for what the CapEx profile would look like over the next several years. But could you comment on how much you think you can reduce spending at Norfolk on a stand-alone basis?

E. Hunter Harrison	A

Well, I haven’t really – to be honest with you, I hadn’t peel back the onion all the way to really get – delve into every bit of capital. I know – and this is not clear, I know there’s different philosophies about assets and about how many route you should have and so forth. And my last trip over the Norfolk Southern which was four or five years ago, what I saw was a railroad that was on really good shape, that have a lot of assets sitting around, and that what I have read and looked at philosophically, and what we have been able to do, Keith’s been able to do here with – I mean, he’s effectively – we were hoping to take initially a two- or three-year holiday for locomotives, and it looks like now we’re going to be taking six year plus holiday. Well, that right there, just locomotives, is huge. So, I think it’s going to be substantial, but at the same time, I don’t want to put a mark on it and say exactly what they did wrong or just – I don’t think it’s fair on my part.

A

If I could add a little color to that Hunter. And Allison, working with Hunter for the past few decades, was he’s taught this team, what he’s taught me is how critically important it is to just be a steward of capital, have the right capital spend, not irresponsible capital spend, be it long, be it short.

We come to CP, CP was grossly under investing in this physical plant. The first column capital from an operating perspective is to make sure we maintain a safe railway. And once you’ve got that base covered which is what we’ve been having to do for the past three to four years is catch-up capital, so to speak, then you can take a look at your physical plant, what your assets are, what your business [indiscernible] (01:46:49) require, and then you pace your capital against that.

So again, it’s back to being a steward. Don’t spend a dollar of precious capital until you’ve improved and exhausted all operational opportunities for efficiencies, don’t just throw [indiscernible] (01:47:03). So that’s sort of – simply said, but that’s exactly the way we manage our capital day in and day out.

So if capital is being – has been in excess, then obviously, we’re going to take a look at it. If it’s not in certain areas, then maybe we increase it. So a lot of that has to be looked at. Day to day, you got to kick the target, you got to get boots on the ground to be able to answer those questions. Fundamentally, that’s the way we manage capital.

A

Maybe I can just add a board perspective. So when we got involved here, one of the criticisms levied against “activists” or hedge fund manager on the board is that we’re going to push for buybacks and we’re going to not allow the company spend the money it needed. And from the first day, number one, we actually never raised the dividend.

We said to Hunter, you have whatever you need, blank check, we trust you in allocating the capital resources of this corporation. And we took CapEx spending, I think it was like CAD 850 million the year before he showed up. And this year, it’s CAD 1.5 billion. This is – and look at the benefits that we’ve gotten from the investment and capital.

Now, the company is now projecting next year to take that CAD 1.5 billion down because you’re finding that you fix the plans if you will and it doesn’t require much capital. So, for the purpose of the model, we used to call simplifying assumption of CapEx being a percentage of revenues, but this team doesn’t spend CapEx based on a percentage of revenues. This team spends CapEx based on one rail tied at a time.

.

E. Hunter Harrison	A

It depends on the audience. If you’re talking to shareholders and finance community, they don’t want you spending the capital. If you’re talking about opposing railroad, you’re not spending capital, you’re cutting to the bone. So, one way you’re wrong either way you go. And to Keith’s point, that’s the way you look at it is this, you look at it where you need it. Getting some routine of saying, we’re going to spend extra amount of millions this year for everything if you don’t need it, depends on ton miles or other issues. But we feel like bottom line is, there are some opportunities there.

Allison Landry	Q

Got it. So, a focus on efficient capital spending. Thank you for the time.

E. Hunter Harrison	A

Yeah.

A

Thanks, Allison.

Operator: Your next question comes from Ken Hoexter from Merrill Lynch. Please go ahead.

Kenneth Hoexter	Q

Great. Good morning and thanks for the slides and info. Just a question on Norfolk Southern versus CSX. Last year, you talked about CSX. Hunter, maybe just talk a little bit about what makes this move more right? They have the minimal connections and overlap in part of their rebuttal discussion the other day. I’m just wondering why this was – this became the more – the bigger focus? You mentioned last time, I think in your initial, hey, we recognize we made some mistakes. Why then did you choose not to revisit that topic again as opposed to going here?

E. Hunter Harrison	A

I want to be very delicate here. That’s not my strong suit. It just didn’t fit in Florida. It became clear and obvious that they’ve got some of the same issues as far as regulatory approval. And we didn’t even get beyond that. And, once again, we were responding to a request of theirs. And I really thought that it was totally inappropriate the way we were treated, which is important to me in the cost-driven organization. I’d like to be able to trust people, shake their hand, make a deal, and it just became evident to me quickly that there was a split, that they weren’t in common ground, and that wasn’t going to work because the one thing to get these deals done, as I said initially, is something else to make it work down the line.

And you got to do both here if this is not successful. So, [indiscernible] (01:51:00) was our judgment that that just wasn’t the way to go. And so, then, given the other changes that were happening that I talked about with personnel and so forth from an NS perspective, and we knew and we felt like that NS had a much stronger physical plant. And it was arguable and debatable internally about markets and extensions and that wasn’t compelling either way that we felt like there was an opportunity to work with NS. And so, we are now pursuing that, and that’s the reason why.

Kenneth Hoexter	Q

Appreciate that. And then, you talked before about the level of public interest in the ICC. And was the ruling in place to have a demand or an interest for public interest or is that – was that pre the new revised rules? I guess what I’m asking is how is the public interest test been tested yet in that part of the.

E. Hunter Harrison	A

Well, I would say, yes and no. The lawyers would say no, but I’ll say yes because it was implied without being said in the public interest. Because if there was something that you try to do with the trust, even before it was written in the rule and it was not in the public interest, it was probably going to be turned down in the trust process under a different name.

A

Yeah.

E. Hunter Harrison	A

But the public interest – what public interest did, it brought it out and teed it up and said, no, it’s exactly the public interest. But it’s such an ambiguous statement that anybody can argue in any case. What the hell is public interest? Okay? So, get that defined for me so we can argue about that for two or three years what’s in the public interest. What’s in one public interest and not in another public interest? So, that’s just the way of kind of, in my view, it’s a way of better removing the rule and let the bureaucrats deal with it, which is then.

Kenneth Hoexter	Q

Well, I appreciate the two hours you’ve given us. Thanks for the intakes.

E. Hunter Harrison	A

Sure.

Operator: Your next question comes from Jason Seidl from Cowen & Company. Please go ahead.

Jason Seidl	Q

Thank you, guys, and good morning. First, just on the voting trust. Bill, you laid out that your belief that this transaction has a lot of value. So, if you apply for a voting trust and it gets turned down, is there a step that you could take to adjust the voting trust so it’d be more palatable?

Paul A. Guthrie	A

Yes. We could. This is Paul Guthrie.

Jason Seidl	Q

Hi, Paul.

Paul A. Guthrie	A

We could make changes to the voting trust if we received feedback from the STB on a certain area.

Jason Seidl	Q

And what’s usually the time line for something like that? Is it spontaneous or.

Paul A. Guthrie	A

I don’t know.

A

I think the point is it’s not that we just put together little package, tied up in a bow and stick it in a mailbox and then we wait 90 days, and they come back and say yes or no. I think it’s going to be an iterative process. If there’s something wrong with the application or they have concerns or the public interest feedback was such they wanted us to make modifications, if those makes sense, we’ll make them.

Paul, what is the timing, just from a regulatory standpoint, explain why we think it’s 60 to 90 days, just to answer that question.

Paul A. Guthrie	A

Well, the STB in the merger rules did not provide a time. It said that they would allow a brief period for comments on the voting trust. So, we are using two to three months as being the outside of a brief period.

A

And one the other things that’s interesting about putting CP in trust, is CP is well down the road of its three-and-a-half years into the turnaround, printing sub-60% ORs. It’s not going to be harmed but we put it in trust, right?

Norfolk is really the railroad that requires the turnaround. And Hunter’s going to be there and that’s not going to be in trust. So, it’s less awkward to execute a turnaround at NS if it’s not in trust. And we think that should resonate – make the trust approval process even easier.

And remember why the trust was put in place. In some ways, it’s a learning lab that allows the regulators then to see in- market what actually happens. During that period of time, if we don’t improve service, increase competition, then shame on us. We’re very confident that we’ll be able to demonstrate all those things, that we’ll demonstrate we’re increasing the public good during that period. And at that point, then the regulators will have assurances because they will have seen it in the real world, in the real time.

Jason Seidl	Q

Okay. My next question is sort of a piggyback on what Allison was talking about. You mentioned the elimination of paper barriers. Do you foresee some push-backs from some of your short-line partners, especially those who purchase certain properties with those paper barriers? In fact, that was sort of in their financial plans when they purchased it, and how much they paid for them, do you foresee having them – maybe compensate them in some way for this?

E. Hunter Harrison	A

No. This is all in their interest. This is a case, effectively, I mean, just to give you a case, where our clients want – buys a short line but says you sell the short line, sell the short line, but you got to give me the business. And so, this is opening things up. Again, more the competition. It’s aligning the short line to act as they need to act in the marketplace. And it’s a case where the [indiscernible] (01:56:41) can’t come in there and do the transaction, but say here’s the rules of the transaction.

And look, if the short lines wanted it another way, we’ll address that. We’re trying to be pro-competitive. We’re trying to remove these barriers that railroads have hit under. We’re willing to be with it. Others like that protection.

Jason Seidl	Q

All right. Gentlemen, thank you for the time.

E. Hunter Harrison	A

Thanks.

Operator: Your next question comes from Jeff Kauffman from Buckingham Research. Please go ahead.

Jeff Kauffman	Q

Bill, Hunter, thank you very much for your time today. Quick follow-up with Paul and then a question for Bill and Hunter. Paul, if I understood what you were telling Jason that the voting trust is not a binary outcome, that it is an [indiscernible] (01:57:32) process and that you will get feedback through that processes to what would be preferred. That’s correct?

A

Excuse me. I said we might. We might get some feedback. If there was a particular issue that the STB wanted to address on the trust, then we would look at that, of course.

Jeff Kauffman	Q

Okay. Very well. And, Bill, a question for you. I mean, you are on the investment management side. You do know that in periods of uncertainty, investors tend to look three months instead of three years, and cash in hand is always better than cash on the comp When you reevaluated the offer, I think I understand why the cash came down because you said you’re going get it now, but we’re increasing the equity share. Did that feedback come from Norfolk investors that had indicated to you, yes, we would be comfortable with this? Or is this a situation where, as you begin to engage Norfolk’s investors with the new offer, if they indicate a preference for cash over stock, that you would amenable to that?

A

So, I would guess from our perspective, we’d rather have more cash and less stock, because we think the stock is very valuable. The constraint we have is how much we can borrow today and still remain a strong investment grade company. So, the reduction – before, we were paying for the transaction in two years and the collective borrowing capacity of the combined railroad was greater and, therefore, we could pay with more cash and still maintain – it was driven off of kind of EBITDA multiples of debt price.

So, look, we’d be happy to reduce the equity component and increase the cash component. We could do that. To do it dramatically, we have to go raise some additional equity. So, we’re at the point we’re here, where, look, the shareholders who are looking at this deal are not going to approve it based on CAD 33 or CAD 45 of cash. What matters here is the stock component. If you believe this transaction – if you believe in Hunter Harrison, if you believe in the transformation of NS, then you want as much stock as you can get.

And the way we’ll set this transaction up is we’ll give shareholders an opportunity to elect cash or a stock and we’ll program – and if people want cash, they’re going to have as much cash as is available. What, I think, you’ll find is the vast majority of shareholders are going to elect stock, and the stock will be the scarce asset here. So, anyone who wants cash is going to be able to get cash. Of course, this is a big liquid company. And the reason why they’re going to want stock is that stock is going to increase meaningfully in value when the transaction closes.

And [indiscernible] (02:00:12) all the operational improvements that we discussed were literally just moving things to the class 1 average. We have not overreached at all in the synergies. So, there’s CAD 1.8 billion here effectively between the pre merger operational improvements and the post merger combination synergies effectively to share. And with pro forma ownership of 47%, that’s an essence what we’re offering here. It is access to this massive pool of value creation for both our shareholders.

Jeff Kauffman	Q

Okay. Gentlemen, thank you very much and best of luck.

A

Thanks, Jeff.

Operator: Your next question comes from Turan Quettawala from Scotia Bank. Please go ahead.

Turan Quettawala	Q

Good morning, and thank you for taking my question. I guess, first of all, are you proposing any mileage limitations to your network access options?

A

In the terminal, no, we have not. This is a different president in the U.S. In the U.S., people try to relate it to inter-switching in Canada, they are two different animals. In the U.S., if you go back and use the old switching [indiscernible] (02:01:24) reciprocal switching, you had cases where people that were 5 miles from the center of downtown were not open to switching, but somebody that was 60 miles out of town was. It was negotiated between each shipper and the carrier, so we at this point had not proposed any mileage. And that’s something we would be open to discussion by Gateway or with Norfolk Southern or whatever it takes to meet the marketplace needs.

Turan Quettawala	Q

Thank you, Hunter, for that clarification. And I guess one more question in terms of – look, obviously, you accrued a lot of shareholder value here for CP shareholders. I’m just wondering if you can comment a little bit on when or if the risk becomes too much for CP shareholders on this transaction, and I’m not necessarily talking about the monetary terms because obviously there’s a lot of accretion here. But just in terms of process, is there a point where you would sort of call it quits because of the risk for CP?

E. Hunter Harrison	A

No, I don’t think so. Look, I think to Bill and or Keith’s point earlier, I think one of the things that I’m proud to say of this model, is this is sustainable, and it works. It’s seeing very well right now. And I’m sure they modified it, and done some different things. But the basic fundamental, same model. And I think that we have talked to people at CP, the fundamentals of the style of railroading. I think that we couldn’t have a better individual than Keith Creel to be at CP, and I just think for there to be slippage or risk at CP that it’s something that does not – I don’t even think about it. If I did, I’d give it a quick talk, mark it off, and I’ve gone on to other things. So, no, I don’t think the – depending on where are my shares are whether in NS, CP or wherever they are, they’re going to be in good hands if Keith’s running the ship.

Turan Quettawala	Q

And I guess from a regulatory standpoint, Hunter, like is there anymore regulatory risk that you could take on from the CP standpoint?

A

Well, I guess you’d have to help me define that. I think that we have – I think we could do the same thing that we’ve offered, our model. I don’t think that standalone with either company that there’s any more risk. I think it happens to be a strengthening mechanism, that if you look at the best carrier, the best two carriers, and you put them together. And they’re the strongest and they’re the best, and they can open up competition, and it’s the bigger playing field, that’s exactly what you want. It’s create competition. I think competition is good. And I think we’d be on top now, and let the risk come after us and that’s all good and healthy.

William Ackman	A

On the regulatory risk, I don’t see regulatory risk. And here’s what I mean. There is a risk that the trust gets turned down, but the cost at that point is just the legal fees that you’ve incurred for the 90 days that you spent trying to get a trust approved. If the trust is approved, you’ll have your own estimates for what earnings are going to be for the combined company, but take our 16/40 or whatever, what do you think that grows to over time, what multiple you put on that, that’s the stock component of the transaction.

A

Yeah. But I think it relates not directly to the trust. They said the trust decided it wasn’t trust, just the regulatory requirement of the STB.

William Ackman	A

But we don’t have to – the company can just operate independently going forward and we can separate the two in a spinoff if the regulatory requirements are too onerous. So there isn’t – we structured the transaction without regulatory risk of any consequence.

Turan Quettawala	Q

No, that’s fair, Bill. I guess, maybe one last one then. In terms of the regulatory side is Hunter moving and awarding trust, are they sort of both connected or is there a possibility that you get the awarding trust and then the STB [indiscernible] (02:06:02) Hunter can’t move?

A

They’re connected.

Turan Quettawala	Q

Okay. Fair enough. Thank you very much.

Operator: Your next question comes from Donald Broughton from Avondale Partners. Please go ahead.

Donald Broughton	Q

Good morning, gentlemen. Thanks for the long call. Most of my questions have been answered, at least to the extent that can be. So, I mean, obviously, through the last 20 years, we can convince Hunter is the Michael Jordan of railroading and further now that analogy certainly Keith although he looks like John Paxson, he’s the Dennis Rodman and the Scottie Pippen, the Horace Grant [indiscernible] (02:06:39).

A

A very good [indiscernible] (02:06:41).

Donald Broughton	Q

Yeah. But wow us with the detail of explanation, it’s not the average age of the locomotive fleet. So, where is the disparity in the fuel efficiencies and idle time? Is it network design? Is it congestion, topography, velocity? Where is it, guys?

E. Hunter Harrison	A

It’s all of the above. But the one biggest play is just the number of locomotives. And a locomotive in the winter time idling how [indiscernible] (02:07:17) locomotive as part of the – I’ve been away from the field too long, but three or four gallons an hour is just idling. So, the fewer locomotives you have that are sitting there idling, the less fuel you’re utilizing and we have a philosophy of just maybe barebones locomotives. And I think the NS philosophy is to always be sure that you have plenty of locomotives.

Well, it’s a hell of a premium to pay. Now, is it wrong? Well, you can argue that, but that’s where it is. And the maintenance are all that goes with it.

Donald Broughton	Q

Thank you, gentlemen.

A

Thank you.

Operator: Your next question comes from Steve Paget from FirstEnergy. Please go ahead.

Steven Paget	Q

Well, thanks for everything. I have lived in Calgary near to CP all my life, and I should say, the physical transformation in CP’s properties in the past three years has been remarkable. My first question, you’ve spoken about U.S. regulators because CP is a very critical and historic piece of infrastructure to us in Canada. A country where even a conservative government was willing to block mergers, what if the new government is a liberal, more interventionist government block the merger, sought to block the merger?

A

Maybe we can take that in two parts: the trust part from a Canadian point of view; and maybe then, the merger part?

A

Yeah. We don’t anticipate that there would be an objection from the government to the – or even a review of the trust – building trust structure from the Canadian sites. That’s an STB issue.

E. Hunter Harrison	A

And I think our advice, I think we have been – since they’re two both organizations, that they have both have tremendous tradition, CP in Western Canada and throughout, Norfolk Southern with its Thoroughbred and all its traditions. They’re two wonderful railroads which was the reason for the thought of setting up a holding company. So, these two entities would not be lost in the shovel.

And I think that – and I’m certainly not an expert on Canada rates, but in this being with some advisers, I think it’s safe to say, Paul, they feel like, from a Competition Bureau standpoint, that as long as we meet some of the rules of engagements here, that this will be approved from the Canadian Competition Bureau.

A

Correct. We certainly sensed that we have to have that approval also.

A

And, Steven, from a practical standpoint, if you’re a Canadian shipper, think about the power of reaching market, single-line service Eastern Mississippi that you previously hit a brick wall with in Chicago. If you’re a U.S. shipper, think about the same in reverse going to Western Canada. It’s a very compelling service offering.

Steven Paget	Q

Well, thank you, gentlemen. My next question follows up on your statement, Keith. Assuming the merger clears all hurdles, looking at the map of the combined CP-NS, let’s think about the railroad with 11 Gulf Coast to Atlantic ports – or sorry 12 and 1 on the Pacific to the far northwest. What does that give Canadian customers? Better access to tidewater?

A

It gives you better access to tidewater. It gives you access to market that you can’t even scratch today. I mean, major metropolises east of the Mississippi, seamless service. If you’re a customer that owns assets, that owns cars that currently has to go through tool-line service, handoff, so to speak, be it with either of the eastern carriers to our railroad or others. Think about the asset cost that sort of just melts away when you’ve got one accountability, you’ve got one very efficient network, you’ve got speed improvements, [indiscernible] (02:11:06) road. You got reduction in [indiscernible] (02:11:10) terminals, you’ve got less handlings. It’s very, very compelling from what it does for them and their marketplace competing against their competitors and win market share. And it’s very compelling to their bottom line.

Steven Paget	Q

Well, thank you. And those are my two questions.

A

Thank you, Steve.

Operator: Your next question comes from Steve Hansen from Raymond James. Please go ahead.

Steve Hansen	Q

Oh, yeah. Hi, guys. Just a single one, [indiscernible] (02:11:35) we’re extended here. Given that the financial benefits seem pretty compelling, it does strike me that self-preservation and/or potentially the cultural impact might be one of Norfolk’s potential reservations here. I guess, hence, their cut-to-the-bone commentary. In this context, Hunter, Keith, I’d just ask that you maybe speak to your plans for the CAD 550 million in workforce productivity specifically and perhaps just on historical context. What kind of roadblocks culturally you’ve encountered at CP and how those have turned out over time?

E. Hunter Harrison	A

Well, I’ll start. I don’t think there’s been any special hurdles, given an organization is going through the change that we have. Change is always difficult for people to deal with, all of us. But with all the change, one example, in the head count which right now is close to a third – and that’s just fact. I’m not bragging. It’s just fact. I still think we can say there’s very few, if any, people that want to work that can’t go and be fully engaged and employed. This has been – there’s various natural attrition and retirements and whatever, and I think that would be the same with NS.

I’m not a big – I think somebody mentioned earlier, I’m not a big special charge guy. I’m not a big buyout guy. I’m not a big [ph] pay the New York dock (02:13:08). You don’t get a lot of return on those bucks.

So, I mean, look, these are sound fundamental good railroaders. They understand. They’ve been through change before. And I think the key with us, like with any organization, if we sit down and tell them what we’re going to do and why we’re going to do it, they’ll get it and they’ll run for you. If they don’t, then you have other issues.

Keith E. Creel	A

And let me – if I can and get a little bit more granular from an operating perspective, so I talked about and I deal with it day in and day out operating employees, running straight to employees. You think about the culture issues, you think about the change, certainly significant.

But at the same time, you think about where we’re at today three years, three-and-a-half years later, we’ve just ratified collective agreements on our U.S. properties that are very progressive [indiscernible] (02:14:04) agreements, better quality alike, certainly substantially more money. I would suggest that CP’s locomotive engineers are extremely proud to be working into Elkhart, Indiana, making CAD 48 an hour. It’d have a better quality of life. It’s a very compelling value offer from quality of life and from compensation that to me it just makes too much sense.

So, down the line, that’s an opportunity as well, something that we’d certainly look at and take under advisement. So, I think it’s more – certainly more upside. If you’re not afraid to come to work and give us eight hours productive work, you’re going to get 8 hours of pay or 10 hours of pay, we certainly, if you’re going to be the most productive railroad, we don’t back away from making these the highest pay railroad.

Steve Hansen	Q

That’s helpful, guys. Thanks. That’s it for me.

E. Hunter Harrison	A

Thanks.

Operator: Your next question comes from David Tyerman from Canaccord Genuity. Please go ahead.

David Tyerman	Q

Yes. Good morning. Just one quick question. So, Mr. Hunter Harrison, you’re considered the pretty critical part of this. So, two parts to that, one, how long do you plan to stay to achieve what you’re planning to do? And two, who would back you up?

E. Hunter Harrison	A

Well, I’ve said the other day in, I think with Bloomberg, the little bit I’ve got is invested in this organization. I’m not a quitter. If I go in and take this task down and we’re successful, I’m going to see it through. And when I say see it through, I’m going to see it through to approval and see it through that we’ve got the shift pointed turned in the right direction. Behind me to step right in and not lose the beat is Keith Creel, who’s been on the call with us this morning. And I feel very confident that between us we can see this through, we can get this done and get this accomplished. And so, time-frame wise, if I had to put a number on it, I would say, somewhere around 2018, 2019 will be then as they’re saying [indiscernible] (02:16:26). All right. I’ll come to the sunset and [indiscernible]

(02:16:24).

David Tyerman	Q

So, Hunter, just to follow up the question. Let’s assume the merger is ultimately not approved. So, Keith staying at CP Europe, Norfolk. How would you develop a – one of the – [indiscernible] (02:16:44) got the same question in CP merger. We said, how do you think about succession. How do you deal with that? Do you do it internally, recruit from the outside? How do you plan with the issue?

A

First, I’m going to try to keep my job. [indiscernible] (02:16:55) deal then. But, I mean, seriously, I don’t know if people understand that, but if this plan works and comes together, I’m going to – will be resigning. But my responsibility is that Canadian Pacific having to sever all financial [indiscernible] (02:17:17) and will become a pre-aging, if you will, at Norfolk Southern. And, I guess, I’ve got to prove myself again, and it’ll be me along and I would do the same thing in developing the team there. I’m sure there’s good people there.

Would look externally? Possibly. Sure. You need to look at all sources that you can possibly look at. But once again, look, I don’t have any – one of the advantages of having to work with many different railroads that I’ve worked with in these kind of situations, I’ve got allegiance to everybody. And so, I’m just looking, as I’ve said earlier, to the best athlete that can – and if it doesn’t, then I’m going to work as hard as I can to make Norfolk Southern the best railroad in the world. And you’re all going to have a tough competitor.

David Tyerman	Q

Thank you.

A

Thank you.

Operator: Your next question comes from Benoit Poirier from Desjardins Capital. Your line is open. Please go ahead.

Benoit Poirier	Q

Thanks for hosting that call and taking my question. Bill, how confident are you that activists will step in and current shareholders will get engaged and assuming proposal with NSC doesn’t work [ph] under (02:18:48) and shareholder are not engaged with that proposal, would you pursue M&A with other railroads?

William Ackman	A

So, on the first part, look, I think that as I’ve – well, few things. Number one, we’re in an unprecedented, I would say, commodity price environment particularly with respect to thermal coal, things like that. I don’t believe that there is a shareholder of NS who believes that management’s recent statement about getting to a 65% OR in five years are credible, particularly in light of the environment. So, that obviously puts a lot of pressure on Norfolk over time. And if I were a shareholder of the company, even if I’m not an activist, I would say every shareholder today is an activist. Every big institution, I don’t care whether you’re Vanguard, State Street, Fidelity, Capital Research. You care about the companies you invest in. If you think they’re not observing their fiduciary duty and considering a transaction you should consider, you’re going to tell that to management and you may tell that to the board of directors either over the phone or in writing. And that, I think, has a huge impact.

And then just the dynamics from an activist, investor point of view, there already have been a number of activists who have contacted us and Hunter. So it’s out there. I think it’s a reasonably likely event. But I don’t think it’s going to have to go there.

I think that there are a lot of reasons why this makes just tremendous sense and we structure it in a way to minimize regulatory risk, get a quick answer on the trust issue, and have flexibility and optionality on whether we enter into a merger or not.

Again, we think it’s more likely than not, at the end of the day as these merge. And if they don’t, its literally a paper transaction to separate the companies and just spin one off at the others. That’s about a low risk transaction you can identify and you get the benefit of the British railroad of all time as your compensation or going through the process.

So I think that’s going to be very, very appealing to shareholders. And think it can be very helpful for the analyst community to weigh in and for you to put together your own estimates and what this CP NS. Where it’s going to trade come May of 2016 and after. And I think that’s going to resonate meaningfully with the board of directors at NS. And I think we can avoid all this proxy and other stuff. I think this will ultimately at the end of the day be a friendly consensual transaction. They usually are.

E. Hunter Harrison	A

And just, Benoit, to the question of – there’s been [indiscernible] (02:21:26) opportunity. I think we will not change our view of the potential that mergers have. And I think it’s important that even beyond the shareholder creation, I think, personally as the U.S. does and as the North American, it’s important for North America, it’s important for the U.S. Now, our options becoming a little more limited is this change that we tried to create a little more difficult, maybe [indiscernible] (02:22:01) yes. But I think that that’s not something that’ll come up our radar screen, it’s not something we’re obsessed with, it’s not something that if this doesn’t work, we got plenty to do [indiscernible] (02:22:13) to even enhance the [indiscernible] (02:22:16) even further. But it’s something that I think will happen eventually.

A

The only thing I’d say is our stock is incredibly cheap. And so, our other alternative uses for capital are to retire shares. I mean, that is a very value-creating thing for us to do at current price. One other thing I’d say is one of the other comments made by NS was that this was “opportunistic timing.” And I’ll point out to them that our stock is down at least as much as there’s is...

.

More.	A

...if not more for the year. And we’re issuing – to view this, is issuing very cheap paper. So, it’s expensive equity we’re issuing, but because of the synergies and because of the relative share prices, this is still a transaction that makes tremendous sense.

Benoit Poirier	Q

Okay. Thank you very much for the time, gentlemen.

A

Thanks, Benoit. One last question here or – keep going. One more.

Operator: Your next question comes from Justin Long from Stephens. Please go ahead.

Justin Long	Q

Thanks for the time and I’ll keep it to one as well. Thinking about the CAD 1.8 billion in synergies, it seems like the premerger operational improvements are predicated on getting NS’s metrics to industry averages. But could you talk about the methodology and confidence level in the post-merger synergies you’ve identified. Was your approach to take – make a conservative assumption on that and then try to refine that number as you complete the diligence process, can you just help me think through that?

A

Yeah, certainly. So, for this example, if you look at like the support function area, we obviously have a very large back office, so to speak, to keep track of all the movements of all the cars and everything that we do. Obviously, Norfolk Southern has a similarly large organization.

As we’ve done our benchmarking, we believe that we are close to best-in-class as it relates to that. And by putting in shared service centers with the right type of information support systems and things, we’re very confident that we can take the support function numbers that we have and dramatically reduce those.

We worked very conservative there as well. We effectively looked at our support functions and we assume that the eliminations would take place with respect to that over natural attrition. And we’re very comfortable with that.

So, we haven’t overreached frankly on any of these synergies. You heard Bill talk earlier about Mr. Harrison’s track record. Every time that he’s put out numbers, he’s gotten there sooner and quicker and with more value. And so, we stand by all of these areas. But each and every one, we went through every single metric, case by case, line by line. We have a very, very credible case that we’ve pulled together for this.

Justin Long	Q

Okay. Great. Thanks again for the time.

Operator: Your final question comes from Scott Group from Wolfe Research. Please go ahead.

Scott Group	Q

Hey, guys. I know it’s been months, so I appreciate the follow-up. So, I think most of us get the shareholder value here, and what you said today. I think we’ve been kind of dancing around one point on this. Bill, I know you just said you don’t think it will come to this but I want to ask you, Hunter, are you willing to go. And I understand it’s not your preference, but are you willing to take this to a proxy concept if the board doesn’t engage? And if so, do you think you have the specific support of some of the larger shareholders that are out there?

E. Hunter Harrison	A

Well, I think, second part first, we have the support of some large shareholders.

A

And we haven’t seen this deal yet. So, I think, the feedback we got, Hunter was, they wanted their cash now as opposed to waiting two years. They wanted their stock now as opposed to waiting two years. I think they’re going to be even more interested, wouldn’t they? But go ahead.

E. Harrison	A

So, I think that that answer is yes. Now, number two, that is a question that our board has to address also. I’ve told you that, from my view, my perspective is we’re going to work very, very hard to get the story to the shareholder. And unless, unless there’s some compelling reason that I don’t know about that this shouldn’t happen call it what you want to, we’re going to work and do everything at our disposal to get this to the shareholder and get a resolution to it, and if that calls for a proxy, so be it.

Scott Group	Q

Okay. All right. Thank you, guys. I appreciate the time.

Operator: Mr. Harrison, there are no further questions at this time. Please continue.

E. Hunter Harrison

Well, you wore me out. So, thanks so much for joining us. And, hopefully, this has gone a little way towards clarifying some of the issues that are a little – something we haven’t dealt with before or some of us haven’t dealt with before. So, we will continue this endeavor and thanks for being with us.

Operator: This concludes today’s conference call. You may now disconnect.